As filed with the Securities and Exchange Commission on April 22, 2005

                                                     Registration No. 333-122814
================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             PRE-EFFECTIVE AMENDMENT
                                      NO. 1
                                       TO
                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                             INFOSEARCH MEDIA, INC.
                         (Name of small business issuer)

        Delaware                          7389                    90-0002618
(State or Other Jurisdiction       (Primary Standard          (I.R.S. Employer
      of Incorporation         Industrial Classification     Identification No.)
      or Organization)                Code Number)

                               4086 DEL REY AVENUE
                            MARINA DEL REY, CA 90292
                                 (310) 437-7380

          (Address and Telephone Number of Principal Executive Offices)

                                ---------------
                                  STEVE LAZUKA
                             CHIEF EXECUTIVE OFFICER
                               4086 DEL REY AVENUE
                            MARINA DEL REY, CA 90292
                                 (310) 437-7380

            (Name, Address and Telephone Number of Agent for Service)

                                ---------------
                                    Copy to:

                                 LOUIS W. ZEHIL
                                MCGUIREWOODS LLP
                     1345 AVENUE OF THE AMERICAS, 7TH FLOOR
                          NEW YORK, NEW YORK 10105-0106
                                 (212) 548-2128

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. |_|

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. |_|

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933 check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933 check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------
                                                       Proposed Maximum        Proposed Maximum         Amount Of
 Title Of Each Class Of Securities    Amount To Be    Offering Price Per      Aggregate Offering       Registration
       To Be Registered (1)            Registered          Share(2)                  Price               Fee (3)
----------------------------------------------------------------------------------------------------------------------
Shares of Common Stock, par value      9,023,343             $1.38                $12,452,213           $1,465.63
$0.001 per share, and Common Stock
underlying warrants
----------------------------------------------------------------------------------------------------------------------

---------------

(1) Pursuant to Rule 416 under the Securities Act of 1933, the number of shares of Common Stock registered hereby is subject to adjustment to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2) Estimated solely for the purpose of determining the amount of the registration fee, based on the average of the bid and asked sales prices of the Common Stock as reported by the OTC Bulletin Board on April 20, 2005 in accordance with Rule 457(c) under the Securites Act of 1933.

(3) Previously paid in connection with the filing of this registration statement on February 14, 2005.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

  SUBJECT TO COMPLETION, THIS PRELIMINARY PROSPECTUS IS DATED APRIL [__], 2005

                             [INFOSEARCH MEDIA LOGO]

                             PRELIMINARY PROSPECTUS

                             INFOSEARCH MEDIA, INC.

                        9,023,343 SHARES OF COMMON STOCK

                  --------------------------------------------

                   TO BE OFFERED BY HOLDERS OF COMMON STOCK OF
                             INFOSEARCH MEDIA, INC.

                  --------------------------------------------

         In this prospectus, unless the context requires otherwise, "we," "our," "us," "InfoSearch Media" and the "Company" refer to InfoSearch Media, Inc. and its subsidiaries.

         This prospectus relates to the offering by certain stockholders of InfoSearch Media, Inc., referred to in this prospectus as "Selling Stockholders," of up to 9,023,343 shares of our common stock, par value $0.001 per share, referred to in this prospectus as "Common Stock." Those shares of Common Stock include 4,753,475 shares of Common Stock issued to certain former shareholders of TrafficLogic, Inc. in connection with a merger transaction pursuant to which we acquired TrafficLogic, Inc., referred to in this prospectus as the "Merger;" 3,949,868 shares of Common Stock which were acquired from us pursuant to a private placement transaction completed in connection with the Merger, referred to in this prospectus as the "Private Placement Transaction;" 300,000 shares of Common Stock underlying warrants, referred to in the prospectus as "Warrants," issued in connection with the Merger and Private Placement Transaction to TrafficLogic Inc.'s financial advisor and 20,000 shares of Common Stock issued to our investor relations firm in connection with the execution of a consulting agreement with such firm. We will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. We may receive proceeds from the exercise price of the Warrants if they are exercised by the Selling Stockholders. We intend to use proceeds received from any exercise of the Warrants for working capital or general corporate purposes.

         The Selling Stockholders have advised us that they will sell the Common Stock from time to time in the open market, on the OTC Bulletin Board, in privately negotiated transactions or a combination of these methods, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or otherwise as described under "Plan of Distribution." We will pay all expenses of registration incurred in connection with this offering, but the Selling Stockholders will pay all of their selling commission, brokerage fees and related expenses. The Selling Stockholders, and any broker-dealer executing sell orders on behalf of the Selling Stockholders, may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Commissions received by any broker-dealer may be deemed to be underwriting commissions under the Securities Act of 1933. See "Plan of Distribution."

      Our Common Stock is traded on the OTC Bulletin Board under the symbol "ISHM.OB." On April 20 2005, the closing bid price of the Common Stock was $1.40 per share.

        BEFORE MAKING ANY INVESTMENT IN OUR SECURITIES, YOU SHOULD READ AND CAREFULLY CONSIDER RISKS DESCRIBED IN THE RISK FACTORS BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 This prospectus is dated ___________ ____, 2005

Table of Contents

SUMMARY ......................................................................1

RISK FACTORS..................................................................3

SPECIAL NOTE OF CAUTION REGARDING FORWARD-LOOKING STATEMENTS.................13

USE OF PROCEEDS..............................................................13

PRICE RANGE OF OUR COMMON STOCK..............................................14

DIVIDEND POLICY..............................................................15

CAPITALIZATION...............................................................15

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND
   FINANCIAL CONDITION.......................................................15

BUSINESS ....................................................................20

MANAGEMENT...................................................................30

SECURITY OWNERSHIP OF CERTAIN BENEFICAL OWNERS AND MANAGEMENT................34

EXECUTIVE COMPENSATION.......................................................32

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...............................40

SELLING STOCKHOLDERS.........................................................40

PLAN OF DISTRIBUTION.........................................................38

DESCRIPTION OF SECURITIES....................................................39

DILUTION ....................................................................44

DELAWARE ANTI-TAKEOVER LAW...................................................40

LEGAL MATTERS................................................................40

EXPERTS .....................................................................40

WHERE YOU CAN FIND MORE INFORMATION..........................................40

FINANCIAL STATEMENTS........................................................F-1

                                           -------------------------------------

         We obtained statistical data, market data and certain other industry data and forecasts used throughout this prospectus from market research, publicly available information and industry publications. Industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information. Similarly, while we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information. We have not sought the consent of the sources to refer to their reports in this prospectus.

                                     SUMMARY

                                   The Company

         We are a leading provider of content based, cost-effective search engine marketing services. The Company is both a search engine marketing firm and an online media company. We maintain a network of approximately 200 expert writers that contribute to our online network of informative content. The Company leverages this content to generate large volumes of qualified traffic for its clients. We also leverage our base of professional writers to allow online business owners to purchase professionally written content for their own sites. Finally, the Company provides web analytic software and other tools to help online marketers analyze their site visitors and improve their return on investment. Currently, we have over 4,300 active clients.

         We were incorporated under the laws of Delaware on December 14, 2000 as MAC Worldwide, Inc. ("MAC") which was engaged in the manufacture and marketing of garments to the retail clothing industry with operations conducted through MAC's wholly-owned subsidiary Mimi & Coco, Inc. ("Mimi & Coco") which was incorporated under the laws of Canada on December 20, 2000.

         On December 31, 2004, we acquired all of the issued and outstanding shares of TrafficLogic, Inc., a California corporation (referred to herein as "TrafficLogic"), and TrafficLogic merged with and into a wholly-owned subsidiary of the Company (the "Merger"). At the effective time of the Merger (the "Effective Time"), we discontinued our then current business plan to pursue the business and plan of operations of TrafficLogic. At the same time, all of the capital stock of Mimi & Coco was sold to Vincenzo Cavallo and Anthony Cavallo in consideration for 24,301,170 shares of Common Stock which have been retired (the "Split-Off").

         In connection with the Merger, we offered and sold to accredited investors 3,949,868 shares of Common Stock in the Private Placement Transaction.

         At the Effective Time, the holders of common stock and options of TrafficLogic received 17,500,000 shares of Common Stock and options exercisable for Common Stock, the former stockholders of MAC retained 14,000,035 shares of Common Stock and the investors purchasing Common Stock in the Private Placement Transaction were sold 3,949,868 shares of Common Stock.

         In contemplation of the Merger, we changed our name to InfoSearch Media, Inc. Also at the Effective Time, all of our then current officers and directors resigned and concurrently therewith Steve Lazuka was appointed Director, President and Chief Executive Officer of the Company. At the same time, Charles K. Dargan, II was appointed Vice President and Chief Financial Officer, Kelly Bakst was appointed Vice President and Chief Operating Officer and David Gagne was appointed Vice President, Technology.

         On February 23, 2005, the Board of Directors elected Mr. Martial Chaillet to serve as a director with a term expiring at the annual meeting of stockholders to be held in 2005 and on April 7, 2005 elected Claudio Pinkus as a member of the Board of Directors.

         On March 8, 2005, the Company hired Mr. Frank Knuettel to serve as the Company's Chief Financial Officer replacing Mr. Dargan. Mr. Knuettel was employed as our Chief Financial Officer pursuant to the terms of an employment agreement executed between the Company and Mr. Knuettel.

         On March 29, 2005, the Company announced revenue for fiscal year 2004 of approximately $2.85 million and expected first quarter 2005 revenue of $1.6 million.

         Our principal executive offices are located at 4086 Del Rey Avenue, Marina Del Rey, California 90292. Our telephone number is (310) 437-7380.

                                  The Offering

Common Stock currently outstanding (1)..................... 33,830,275 shares

Common Stock offered by the Selling Stockholders........... 8,723,343 shares

Common Stock issuable on exercise of Warrants.............. 300,000 shares

Common Stock oustanding after the offering (2)............. 33,830,275 shares

Use of Proceeds............................................ We will not receive any proceeds from
                                                            the sale of Common
                                                            Stock offered by
                                                            this prospectus.

OTC Bulletin Board Symbol.................................. ISHM.OB

         (1) Includes 9,023,343 shares of Common Stock and Common Stock issuable on exercise of Warrants which will not be available to trade publicly until the registration statement of which this prospectus is a part is declared effective by the U.S. Securities and Exchange Commission.

         (2) Assumes the full exercise of all 300,000 shares of Common Stock underlying the Warrants.

                                  RISK FACTORS

         As used in this section, "we," "our," "us," "InfoSearch," "InfoSearch Media" and the "Company" refer to InfoSearch Media, Inc. and its subsidiaries. Our future revenues will be derived from sales of our search engine marketing services. There are numerous and varied risks, known and unknown, that may prevent us from achieving our goals, including those described below. The risks described below are not the only ones we will face. Additional risks not presently known to us or that we currently deem immaterial may also impair our financial performance and business operations. If any of these risks actually occurs, our business, financial condition or results of operation may be materially adversely affected.

RISKS RELATING TO THE COMPANY

Our limited operating history makes evaluation of our business difficult.

         We were incorporated in the State of Delaware on December 14, 2000 and we have limited historical financial data upon which to base planned operating expenses or forecast accurately our future operating results. Further, our limited operating history will make it difficult for investors and securities analysts to evaluate our business and prospects. You must consider our prospects in light of the risks, expenses and difficulties we face as an early stage company with a limited operating history.

We may need additional funding to support our operations and capital expenditures, which may not be available to us and which lack of availability could adversely affect our business.

         We have no committed sources of additional capital. For the foreseeable future, we intend to fund our operations and capital expenditures from limited cash flow from operations and our cash on hand. If our capital resources are insufficient, we will have to raise additional funds. We may need additional funds to continue our operations, pursue business opportunities (such as expansion, acquisitions of complementary businesses or the development of new products or services), to react to unforeseen difficulties or to respond to competitive pressures. There can be no assurance that any financing arrangements will be available in amounts or on terms acceptable to us, if at all. Furthermore, the sale of additional equity or convertible debt securities may result in further dilution to existing stockholders. If adequate additional funds are not available, we may be required to delay, reduce the scope of or eliminate material parts of the implementation of our business strategy, including the possibility of additional acquisitions or internally developed businesses.

We have incurred losses since our inception, and we expect our losses to continue for the foreseeable future, which will adversely affect our ability to achieve profitability.

         To date, we have incurred net losses of $4,322,864 for fiscal year 2004 and net losses of $1,801,454 for fiscal year 2003.

         Net losses are likely to continue for the foreseeable future. Also, our net losses may increase to the extent we increase our sales and marketing activities and acquire additional businesses. These efforts may prove to be more expensive than we currently anticipate, which could further increase our net losses. We cannot predict when, or if, we will become profitable in the future. Even if we achieve profitability, we may not be able to sustain it.

We may make acquisitions, which could divert management's attention, cause ownership dilution to our stockholders and be difficult to integrate.

         Our business strategy depends in part upon our ability to identify, structure and integrate acquisitions that are complementary with our business model. Acquisitions, strategic relationships and investments in the technology and Internet sectors involve a high degree of risk. We may also be unable to find a sufficient number of attractive opportunities, if any, to meet our objectives. Although many technology and Internet companies have grown in terms of revenue, few companies are profitable or have competitive market share. Our potential strategic acquisition, strategic relationship or investment targets and partners may have histories of net losses and may expect net losses for the foreseeable future.

        Acquisition transactions are accompanied by a number of risks that could harm us and our business, operating results and financial condition:

         o we could experience a substantial strain on our resources, including time and money, and we may not be successful;

         o our management's attention may be diverted from our ongoing business concerns;

         o while integrating new companies, we may lose key executives or other employees of these companies;

         o we could experience customer dissatisfaction or performance problems with an acquired company or technology;

         o we may become subject to unknown or underestimated liabilities of an acquired entity or incur unexpected expenses or losses from such acquisitions; and

         o we may incur possible impairment charges related to goodwill or other intangible assets or other unanticipated events or circumstances, any of which could harm our business.

         Consequently, we might not be successful in integrating any acquired businesses, products or technologies, and might not achieve anticipated revenue and cost benefits.

We may be unable to attract and retain key employees.

         Failure to attract and retain necessary technical personnel and skilled management could adversely affect our business. Our success depends to a significant degree upon our ability to attract, retain and motivate highly skilled and qualified personnel. If we fail to attract, train and retain sufficient numbers of these highly qualified people, our prospects, business, financial condition and results of operations will be materially and adversely affected. Our success also depends on the skills, experience and performance of key members of our management team. The loss of any key employee, in particular our Founder and Chief Executive Officer, Steve Lazuka, could have an adverse effect on our prospects, business, financial condition, results of operations. Although we intend to issue stock options or other equity-based compensation to attract and retain employees, such incentives may not be sufficient to attract and retain key personnel.

         The relative lack of experience of our management team may put us at a competitive disadvantage. Our management team lacks public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by Sarbanes-Oxley Act of 2002. The individuals who now constitute our senior management have never had responsibility for managing a publicly traded company. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. There can be no assurance that our senior management will be able to implement and affect programs and policies in an effective and timely manner that adequately respond to such increased legal, regulatory compliance and reporting requirements. Our failure to do so could lead to the imposition of fines and penalties and further result in the deterioration of our business.

We may not be able to effectively mange our growth.

         Our strategy envisions growing our business. If we fail to effectively manage our growth, our financial results could be adversely affected. Growth may place a strain on our management systems and resources. We must continue to refine and expand our business development capabilities, our systems and processes and our access to financing sources. As we grow, we must continue to hire, train, supervise and manage new employees. We cannot assure you that we will be able to:

         o  meet our capital needs;

         o  expand our systems effectively or efficiently or in a timely manner;

         o  allocate our human resources optimally;

         o  identify and hire qualified employees or retain valued employees; or

         o incorporate effectively the components of any business that we may acquire in our effort to achieve growth.

         If we are unable to manage our growth, our operations our financial results could be adversely affected.

The loss of our senior management could harm our current and future operations and prospects.

         We are heavily dependent on the continued services of Steve Lazuka, our Founder and Chief Executive Officer, and the other members of our senior management team. We do not have long-term employment agreements with certain of the members of our senior management team. Each of those individuals without long term employment agreements may voluntarily terminate his employment with the Company at any time upon short notice.

         Our senior management controls approximately 30% of the combined voting power of our capital stock. Their collective voting control is not tied to their continued employment with the Company. The loss of the services of any member of our senior management, for any reason, or any conflict among our senior management officers, could harm our current and future operations and prospects.

New rules, including those contained in and issued under the Sarbanes-Oxley Act of 2002, may make it difficult for us to retain or attract qualified officers and directors, which could adversely affect the management of our business and our ability to obtain or retain listing of our Common Stock.

         We may be unable to attract and retain qualified officers, directors and members of board committees required to provide for our effective management as a result of the recent and currently proposed changes in the rules and regulations which govern publicly-held companies, including, but not limited to, certifications from executive officers and requirements for financial experts on the board of directors. The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting these roles. The enactment of the Sarbanes-Oxley Act of 2002 has resulted in the issuance of a series of new rules and regulations and the strengthening of existing rules and regulations by the Securities and Exchange Commission, as well as the adoption of new and more stringent rules by the stock exchanges and NASDAQ.

         Further, certain of these recent and proposed changes heighten the requirements for board or committee membership, particularly with respect to an individual's independence from the corporation and level of experience in finance and accounting matters. We may have difficulty attracting and retaining directors with the requisite qualifications. If we are unable to attract and retain qualified officers and directors, the management of our business and our ability to obtain or retain listing of our shares of Common Stock on any stock exchange or NASDAQ (assuming we elect to seek and are successful in obtaining such listing) could be adversely affected.

If we are unable to obtain adequate insurance, our financial condition could be adversely affected in the event of uninsured or inadequately insured loss or damage. Our ability to effectively recruit and retain qualified officers and directors could also be adversely affected if we experience difficulty in obtaining adequate directors' and officers' liability insurance.

         We may not be able to obtain insurance policies on terms affordable to us that would adequately insure our business and property against damage, loss or claims by third parties. To the extent our business or property suffers any damages, losses or claims by third parties, which are not covered or adequately covered by insurance, the financial condition of our Company may be materially adversely affected.

         We may be unable to maintain sufficient insurance as a public company to cover liability claims made against our officers and directors. If we are unable to adequately insure our officers and directors, we may not be able to retain or recruit qualified officers and directors to manage the Company.

Our Founder and Chief Executive Officer may have interests that are different than other shareholders and may influence certain actions.

         Steve Lazuka, our Founder and Chief Executive Officer, beneficially owns approximately 28% of our outstanding Common Stock. As one of our largest stockholders, Mr. Lazuka's interests may conflict with his fiduciary duties as an officer and director and may influence how Mr. Lazuka votes on certain matters that require stockholder approval. Mr. Lazuka may influence the outcome of various actions that require stockholder approval including the election of our directors, delaying or preventing a transaction in which stockholders might receive a premium over the prevailing market price for their shares and preventing changes in control or management.

RISKS RELATING TO OUR BUSINESS

If we do not maintain and grow a critical mass of merchant advertisers, our operating results could be adversely affected.

         Our success depends, in part, on the maintenance and growth of a critical mass of merchant advertisers and a continued interest in our performance-based advertising and search marketing services. If our business is unable to achieve a growing base of merchant advertisers, in particular, we may not successfully develop or market technologies, products or services that are competitive or accepted by merchant advertisers. Any decline in the number of merchant advertisers could adversely affect our operating results generally.

We are dependent upon several of the major search engines to continue to provide us traffic that our merchant advertisers deem to be of value, and if they do not, it could have a material adverse effect on the value of our services.

         We are dependent upon several of the major Internet search engines namely Google, Yahoo!, MSN and AOL to provide us traffic that our merchant advertisers deem to be of value. We monitor the traffic delivered to our merchant advertisers in an attempt to optimize the quality of traffic we deliver. We review factors such as non-human processes, including robots, spiders, scripts (or other software), mechanical automation of clicking and other sources and causes of low-quality traffic, including, but not limited to, other non-human clicking agents. Even with such monitoring in place, there is a risk that a certain amount of low-quality traffic will be provided to our merchant advertisers, which, if not contained, may be detrimental to those relationships. Low-quality traffic (or traffic that is deemed to be less valuable by our merchant advertisers) may prevent us from growing our base of merchant advertisers and cause us to lose relationships with existing merchant advertisers.

We may be subject to litigation for infringing the intellectual property rights of others.

         Our success depends, in part, on our ability to protect our intellectual property and to operate without infringing on the intellectual property rights of others. There can be no guarantee that any of our intellectual property will be adequately safeguarded, or that it will not be challenged by third parties. We may be subject to patent infringement claims or other intellectual property infringement claims that would be costly to defend and could limit our ability to use certain critical technologies.

         For example, Overture Services, a subsidiary of Yahoo!, which operates in certain competitive areas with us, owns a patent (U.S. Patent No. 6,269,361), which purports to give Overture rights to certain bid-for-placement products and pay-per-performance search technologies. Overture is currently involved in litigation with two companies relating to this patent (FindWhat and Google). These companies are vigorously contesting Overture's patent. If we were to acquire or develop a related product or business model that Overture construes as infringing upon the above-referenced patent, then we could be asked to license, re-engineer our product(s) or revise our business model according to terms that may be extremely expensive and/or unreasonable. Additionally, if Overture construes any of our current products or business models as infringing upon the above-referenced patent, then we could be asked to license, re-engineer our product(s) or revise our business model according to terms that could be extremely expensive and/or unreasonable.

         Any patent litigation could negatively impact our business by diverting resources and management attention from other aspects of the business and adding uncertainty as to the ownership of technology and services that we view as proprietary and essential to our business. In addition, a successful claim of patent infringement against us and our failure or inability to license the infringed or similar technology on reasonable terms, or at all, could have a material adverse effect on our business.

We may be involved in lawsuits to protect or enforce any patents that we may be granted, which could be expensive and time consuming.

         We may initiate patent litigation against third parties to protect or enforce our patent rights, and we may be similarly sued by others. We may also become subject to interference proceedings conducted in the patent and trademark offices of various countries to determine the priority of inventions. The defense and prosecution, if necessary, of intellectual property suits, interference proceedings and related legal and administrative proceedings is costly and may divert our technical and management personnel from their normal responsibilities. We may not prevail in any of these suits. An adverse determination of any litigation or defense proceedings could put our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not being issued.

         Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, it could have an adverse effect on the trading price of our Common Stock.

RISKS RELATING TO OUR INDUSTRY

If we are unable to compete in the highly competitive performance-based advertising and search marketing industries, we may experience reduced demand for our products and services.

         We operate in a highly competitive environment. We principally compete with other companies in the following main areas:

         o  sales to merchant advertisers of performance-based advertising; and

         o services that allow merchants to manage their advertising campaigns across multiple networks and track the success of these campaigns.

         Although we currently pursue a strategy that allows us to potentially partner with all relevant companies in the industry, there are certain companies in the industry that may not wish to partner with us.

         We expect competition to intensify in the future because current and new competitors can enter our market with little difficulty. The barriers to entering our market are relatively low. In fact, many current Internet and media companies presently have the technical capabilities and advertiser bases to enter the search marketing services industry. Further, if the consolidation trend continues among the larger media and search engine companies with greater brand recognition, the share of the market remaining for us and other smaller search marketing services providers could decrease, even though the number of smaller providers could continue to increase. These factors could adversely affect our competitive position in the search marketing services industry.

         Some of our competitors, as well as potential entrants into our market, may be better positioned to succeed in this market. They may have:

         o  longer operating histories;

         o  more management experience;

         o  an employee base with more extensive experience;

         o a better ability to service customers in multiple cities in the United States and internationally by virtue of the location of sales offices;

         o  larger customer bases;

         o  greater brand recognition; and

         o  significantly greater financial, marketing and other resources.

         In addition, many current and potential competitors can devote substantially greater resources than we can to promotion, web site development and systems development. Furthermore, currently and in the future to the extent the use of the Internet and other online services increases, there will likely be larger, more well-established and well-financed entities that acquire companies and/or invest in or form joint ventures in categories or countries of interest to us, all of which could adversely impact our business. Any of these trends could increase competition and reduce the demand for any of our services.

If we are not able to respond to the rapid technological change characteristic of our industry, our products and services may not be competitive.

         The market for our services is characterized by rapid change in business models and technological infrastructure, and we will need to constantly adapt to changing markets and technologies to provide competitive services. We believe that our future success will depend, in part, upon our ability to develop our services for both our target market and for applications in new markets. We may not, however, be able to successfully do so, and our competitors may develop innovations that render our products and services obsolete or uncompetitive.

Our technical systems are vulnerable to interruption and damage that may be costly and time-consuming to resolve and may harm our business and reputation.

         A disaster could interrupt our services for an indeterminate length of time and severely damage our business, prospects, financial condition and results of operations. Our systems and operations are vulnerable to damage or interruption from fire; floods; network failure; hardware failure; software failure; power loss; telecommunications failures; break-ins; terrorism, war or sabotage; computer viruses; denial of service attacks; penetration of our network by unauthorized computer users and "hackers" and other similar events; and other unanticipated problems.

         We may not have developed or implemented adequate protections or safeguards to overcome any of these events. We also may not have anticipated or addressed many of the potential events that could threaten or undermine our technology network. Any of these occurrences could cause material interruptions or delays in our business, result in the loss of data or render us unable to provide services to our customers. In addition, if a person is able to circumvent our security measures, he or she could destroy or misappropriate valuable information or disrupt our operations. We have deployed firewall hardware intended to thwart hacker attacks. Although we maintain property insurance our insurance may not be adequate to compensate us for all losses that may occur as a result of a catastrophic system failure or other loss, and our insurers may not be able or may decline to do so for a variety of reasons.

         If we fail to address these issues in a timely manner, we may lose the confidence of our merchant advertisers, our revenue may decline and our business could suffer.

We rely on third party co-location providers, and a failure of service by these providers could adversely affect our business and reputation.

         We rely upon third party co-location providers to host our main servers. In the event that these providers experience any interruption in operations or cease operations for any reason or if we are unable to agree on satisfactory terms for continued hosting relationships, we would be forced to enter into a relationship with other service providers or assume hosting responsibilities ourselves. If we are forced to switch hosting facilities, we may not be successful in finding an alternative service provider on acceptable terms or in hosting the computer servers ourselves. We may also be limited in our remedies against these providers in the event of a failure of service. In the past, we have experienced short-term outages in the service maintained by one of our current co-location providers. We also rely on third party providers for components of our technology platform, such as hardware and software providers, credit card processors and domain name registrars. A failure or limitation of service or available capacity by any of these third party providers could adversely affect our business and reputation.

Our quarterly results of operations might fluctuate due to changes in the search engine based algorithms, which could adversely affect our revenue and in turn the market price of the Common Stock.

         Our revenue is heavily dependent on how search engines treat our content in their indexes. In the event search engines determine that our content is not high quality, such search engines may not rank our content as highly in their indexes resulting in a reduction in our traffic, which may cause lower than expected revenues. We are greatly dependent on a small number of major search engines, namely Google, Yahoo!, MSN, and AOL. Search engines tend to adjust their algorithms periodically and each adjustment tends to have an impact on how our content ranks in their indexes. These constant fluctuations could make it difficult for us to predict future revenues.

We are susceptible to general economic conditions, and a downturn in advertising and marketing spending by merchants could adversely affect our operating results.

         Our operating results will be subject to fluctuations based on general economic conditions, in particular those conditions that impact merchant-consumer transactions. If there were to be a general economic downturn that affected consumer activity in particular, however slight, then we would expect that business entities, including our merchant advertisers and potential merchant advertisers, could substantially and immediately reduce their advertising and marketing budgets. We believe that during periods of lower consumer activity, merchant spending on advertising and marketing is more likely to be reduced, and more quickly, than many other types of business expenses. These factors could cause a material adverse effect on our operating results.

We depend on the growth of the Internet and Internet infrastructure for our future growth and any decrease or less than anticipated growth in Internet usage could adversely affect our business prospects.

         Our future revenue and profits, if any, depend upon the continued widespread use of the Internet as an effective commercial and business medium. Factors which could reduce the widespread use of the Internet include:

         o possible disruptions or other damage to the Internet or telecommunications infrastructure;

         o failure of the individual networking infrastructures of our merchant advertisers and distribution partners to alleviate potential overloading and delayed response times;

         o a decision by merchant advertisers to spend more of their marketing dollars in offline areas;

         o  increased governmental regulation and taxation; and

         o  actual or perceived lack of security or privacy protection.

         In particular, concerns over the security of transactions conducted on the Internet and the privacy of users may inhibit the growth of the Internet and other online services, especially online commerce. In order for the online commerce market to develop successfully, we, and other market participants, must be able to transmit confidential information, including credit card information, securely over public networks. Any decrease or less than anticipated growth in Internet usage could have a material adverse effect on our business prospects.

We are exposed to risks associated with credit card fraud and credit payment, and we may suffer losses as a result of fraudulent data or payment failure by merchant advertisers.

         We may suffer losses as a result of payments made with fraudulent credit card data. Our failure to control fraudulent credit card transactions adequately could reduce any gross profit margin. In addition, under limited circumstances, we extend credit to merchant advertisers who may default on their accounts payable to us.

Government regulation of the Internet may adversely affect our business and operating results.

         Companies engaging in online search, commerce and related businesses face uncertainty related to future government regulation of the Internet. Due to the rapid growth and widespread use of the Internet, legislatures at the federal and state levels are enacting and considering various laws and regulations relating to the Internet. Furthermore, the application of existing laws and regulations to Internet companies remains somewhat unclear. Our business and operating results may be negatively affected by new laws, and such existing or new regulations may expose us to substantial compliance costs and liabilities and may impede the growth in use of the Internet.

         The application of these statutes and others to the Internet search industry is not entirely settled. Further, several existing and proposed federal laws could have an impact on our business:

         o The Digital Millennium Copyright Act and its related safe harbors, are intended to reduce the liability of online service providers for listing or linking to third-party web sites that include materials that infringe copyrights or other rights of others.

         o The CAN-SPAM Act of 2003 and certain state laws are intended to regulate interstate commerce by imposing limitations and penalties on the transmission of unsolicited commercial electronic mail via the Internet.

         With respect to the subject matter of each of these laws, courts may apply these laws in unintended and unexpected ways. As a company that provides services over the Internet, we may be subject to an action brought under any of these or future laws governing online services. Many of the services of the Internet are automated and companies, such as ours, may be unknowing conduits for illegal or prohibited materials. It is not known how courts will rule in many circumstances; for example, it is possible that some courts could find strict liability or impose "know your customer" standards of conduct in certain circumstances.

         We may also be subject to costs and liabilities with respect to privacy issues. Several Internet companies have incurred costs and paid penalties for violating their privacy policies. Further, it is anticipated that new legislation will be adopted by federal and state governments with respect to user privacy. Additionally, foreign governments may pass laws which could negatively impact our business or may prosecute us for our products and services based upon existing laws. The restrictions imposed by, and costs of complying with, current and possible future laws and regulations related to our business could harm our business and operating results.

Future regulation of search engines may adversely affect the commercial utility of our search marketing services.

         The Federal Trade Commission ("FTC") has recently reviewed the way in which search engines disclose paid placements or paid inclusion practices to Internet users. In 2002, the FTC issued guidance recommending that all search engine companies ensure that all paid search results are clearly distinguished from non-paid results, that the use of paid inclusion is clearly and conspicuously explained and disclosed and that other disclosures are made to avoid misleading users about the possible effects of paid placement or paid inclusion listings on search results. Such disclosures if ultimately mandated by the FTC or voluntarily made by us may reduce the desirability of any paid placement and paid inclusion services that we offer. We believe that some users may conclude that paid search results are not subject to the same relevancy requirements as non-paid search results, and will view paid search results less favorably. If such FTC disclosure reduces the desirability of our paid placement and paid inclusion services, and "click-throughs" of our paid search results decrease, the commercial utility of our search marketing services could be adversely affected.

Government regulations and legal uncertainties relating to the Internet and online commerce could negatively impact our Internet business.

         Online commerce is relatively new and rapidly changing, and federal and state regulations relating to the Internet and online commerce are evolving. Currently, there are few laws or regulations directly applicable to the Internet or online commerce on the Internet, and the laws governing the Internet that exist remain largely unsettled. New Internet laws and regulations could dampen growth in use and acceptance of the Internet for commerce. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, libel, obscenity and personal privacy is uncertain. The vast majority of those laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not expressly contemplate or address the unique issues presented by the Internet and related technologies. Further, growth and development of online commerce have prompted calls for more stringent consumer protection laws, both in the U.S. and abroad. The adoption or modification of laws or regulations applicable to the Internet could have a material adverse effect on our Internet business operations. We also are subject to regulation not specifically related to the Internet, including laws affecting direct marketers and advertisers.

         In addition, in 1998, the Internet Tax Freedom Act was enacted, which generally placed a three-year moratorium on state and local taxes on Internet access and on multiple or discriminatory state and local taxes on electronic commerce. This moratorium was recently extended until November 1, 2007. We cannot predict whether this moratorium will be extended in the future or whether future legislation will alter the nature of the moratorium. If this moratorium is not extended in its current form, state and local governments could impose additional taxes on Internet-based transactions, and these taxes could decrease our ability to compete with traditional retailers and could have a material adverse effect on our business, financial condition, results of operations and cash flow.

         In addition, several telecommunications carriers have requested that the Federal Communications Commission ("FCC") regulate telecommunications over the Internet. Due to the increasing use of the Internet and the burden it has placed on the current telecommunications infrastructure, telephone carriers have requested the FCC to regulate Internet service providers and impose access fees on those providers. If the FCC imposes access fees, the costs of using the Internet could increase dramatically. This could result in the reduced use of the Internet as a medium for commerce, which could have a material adverse effect on our Internet business operations.

We may incur liabilities for the activities of users of our service, which could adversely affect our service offerings.

         The law relating to the liability of providers of online services for activities of their users and for the content of their merchant advertiser listings is currently unsettled and could damage our business, financial condition and operating results. Our insurance policies may not provide coverage for liability arising out of activities of our users or merchant advertisers for the content of our listings. Furthermore, we may not be able to obtain or maintain adequate insurance coverage to reduce or limit the liabilities associated with our businesses. We may not successfully avoid civil or criminal liability for unlawful activities carried out by consumers of our services or for the content of our listings. Our potential liability for unlawful activities of users of our services or for the content of our listings could require us to implement measures to reduce our exposure to such liability, which may require us, among other things, to spend substantial resources or to discontinue certain service offerings.

RISKS RELATING TO THE COMMON STOCK

Applicable SEC rules governing the trading of "penny stocks" limits the trading and liquidity of the Common Stock which may affect the trading price of the Common Stock.

         The Common Stock is currently quoted on the NASD's OTC Bulletin Board, and trades below $5.00 per share; therefore, the Common Stock is considered a "penny stock" and subject to SEC rules and regulations which impose limitations upon the manner in which such shares may be publicly traded. These regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the associated risks. Under these regulations, certain brokers who recommend such securities to persons other than established customers or certain accredited investors must make a special written suitability determination regarding such a purchaser and receive such purchaser's written agreement to a transaction prior to sale. These regulations have the effect of limiting the trading activity of the Common Stock and reducing the liquidity of an investment in the Common Stock.

The market price of the Common Stock is likely to be highly volatile and subject to wide fluctuations.

         The market price of the Common Stock is likely to be highly volatile and could be subject to wide fluctuations in response to a number of factors that are beyond our control, including:

         o  announcements of new products or services by our competitors; and

         o fluctuations in revenue attributable to changes in the search engine based algorithms that rank the relevance of our content.

         In addition, the market price of the Common Stock could be subject to wide fluctuations in response to:

         o  quarterly variations in our revenues and operating expenses;

         o announcements of technological innovations or new products or services by us; and

         o  significant sales of our Common Stock by the selling stock holders.

Our operating results may fluctuate significantly, and these fluctuations may cause the Common Stock price to fall.

         Our operating results will likely vary in the future primarily as the result of fluctuations in our revenues and operating expenses. If our results of operations do not meet the expectations of current or potential investors, the price of our Common Stock may decline.

There is a limited public market for shares of the Common Stock, which may make it difficult for investors to sell their shares.

         There is a limited public market for shares of the Common Stock. An active public market for shares of Common Stock may not develop, or if one should develop, it may not be sustained. Therefore, investors may not be able to find purchasers for their shares of the Common Stock.

The Common Stock is controlled by insiders.

         Former shareholders of TrafficLogic beneficially own approximately 47% of our outstanding shares of Common Stock. Such concentrated control of the Company may adversely affect the price of our Common Stock. Our principal security holders may be able to control matters requiring approval by our security holders, including the election of directors. Such concentrated control may also make it difficult for our stockholders to receive a premium for their shares of our Common Stock in the event we merge with a third party or enter into different transactions which require stockholder approval. In addition, certain provisions of Delaware law could have the effect of making it more difficult or more expensive for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. Accordingly, these former TrafficLogic shareholders will have the power to control the election of all of our directors and the approval of actions for which the approval of our stockholders is required. If you acquire Common Stock, you may have no effective voice in the management of the Company.

We do not expect to pay dividends for the foreseeable future.

         We currently intend to retain any future earnings to support the development and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including but not limited to our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. Accordingly, investors must rely on sales of their Common Stock after price appreciation, which may never occur, as the only way to realize their investment. Investors seeking cash dividends should not purchase Common Stock.

Anti-takeover provisions may limit the ability of another party to acquire us, which could cause our stock price to decline.

         We are also subject to Section 203 of the Delaware General Corporation Law, which provides, subject to enumerated exceptions, that if a person acquires 15% or more of our voting stock, the person is an "interested stockholder" and may not engage in "business combinations" with us for a period of three years from the time the person acquired 15% or more of our voting stock.

This Prospectus contains forecasts, which may not be reliable and not indicative of our future performance.

         This prospectus sets forth summary forecasts of the Company. While these forecasts are presented with numerical specificity, they are based upon a number of estimates and assumptions which, although presently considered reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company, and upon assumptions with respect to future business decisions which are subject to change. In addition, independent certified public accountants have not examined, compiled or applied agreed-upon procedures to the summary forecasts and, consequently, the Company assumes no responsibility for the summary forecasts, and no other independent expert has reviewed the summary forecasts. While the Company believes that it will be able to achieve the forecasted results, actual results will vary and the variations may be material. Prospective investors are cautioned not to place undue reliance on the forecasts.

          SPECIAL NOTE OF CAUTION REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus contains "forward-looking" information within the meaning of the federal securities laws. The forward-looking information includes statements concerning our outlook for the future, as well as other statements of beliefs, future plans and strategies or anticipated events, and similar expressions concerning matters that are not historical facts. Forward-looking information and statements are subject to many risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, the statements. These risks and uncertainties include:

         o legal regulation of our business and the cost of compliance with laws that may become applicable to our business; and

         o other risks and uncertainties described under "Risk Factors" and in our filings with the SEC.

         You are cautioned not to place undue reliance on forward-looking statements because actual results may differ materially from those expressed in, or implied by, the statements. Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

         When used herein, the words "anticipate," "estimate," "expect," "objective," "projection," "forecast," "goal" or similar words are intended to identify forward-looking statements. We qualify any such forward-looking statements entirely by these cautionary factors.

                                 USE OF PROCEEDS

         We will not receive proceeds from the sale of shares of Common Stock under this prospectus, but we did receive consideration from certain of the Selling Stockholders at the time they purchased the Common Stock in the Private Placement Transaction. We may receive proceeds from the exercise of the Warrants if they are exercised by the Selling Stockholders. We intend to use proceeds received from any exercise of the Warrants for working capital and general corporate purposes.

                         PRICE RANGE OF OUR COMMON STOCK

         Our Common Stock is traded on the OTC Bulletin Board under the symbol "ISHM.OB."

         Our Common Stock has been quoted on the OTC Bulletin Board under the symbol "ISHM.OB" since January 5, 2005. Prior to that time, our Common Stock was not actively traded in the public market and was quoted on the OTC Bulletin Board under the symbol "MWRD.OB," representing MAC Worldwide, Inc. Therefore, price information for our Common Stock as reported on the OTC Bulletin Board is not available prior to January 5, 2005. On April 20, 2005, the closing bid price of the Common Stock was $1.40 per share.

         As of April 20, 2005, there were approximately 111 holders of record of our Common Stock.

         Trades of the Common Stock are subject to Rule 15g-9 of the Securities and Exchange Commission, which rule imposes certain requirements on broker/dealers who sell securities subject to the rule to persons other than established customers and accredited investors. For transactions covered by the rule, brokers/dealers must make a special suitability determination for purchasers of the securities and receive the purchaser's written agreement to the transaction prior to sale. The Securities and Exchange Commission also has rules that regulate broker/dealer practices in connection with transactions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in that security is provided by the exchange or system). The penny stock rules require a broker/ dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker/dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker/dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker/dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. These disclosure requirements have the effect of reducing the level of trading activity in the secondary market for our Common Stock. As a result of these rules, investors may find it difficult to sell their shares.

                                 DIVIDEND POLICY

         The Company does not anticipate paying any cash dividends in the foreseeable future and intends to retain future earnings to support its growth.

                                 CAPITALIZATION

The following table sets forth the Company's capitalization as of December 31, 2004:

        Stockholders' Deficit:
             Common stock; par value $0.001 per share; 200,000,000 shares
             authorized; 33,560,275 issued and outstanding..................               33,561

             Preferred  stock, undesignated, par value $0.001 per share,
             25,000,000 shares authorized; no shares issued and
             outstanding (actual); no shares issued and outstanding (as adjusted)
                                                                                               --
             Accumulated Deficit............................................           (6,864,276)
                                                                                     ------------
        Additional Paid-in Capital..........................................            3,414,700
                                                                                     ------------
        Total Stockholders' Deficit.........................................           (3,416,015)
                                                                                     ------------
        Total Capitalization................................................         $ (3,416,015)
                                                                                     ============

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

         The following discussion should be read in conjunction with the attached financial statements and notes thereto. Except for the historical information contained herein, the matters discussed below are forward-looking statements that involve certain risks and uncertainties, including, among others, the risks and uncertainties discussed below.

CRITICAL ACCOUNTING POLICIES

         The Company described its critical accounting policies in Note 3, "Summary of Significant Accounting Policies" of the Notes to the Financial Statements for the Years Ended December 31, 2004 and 2003. The critical accounting policies are those that are most important to the portrayal of the financial condition and results of operations, and require the management's significant judgments and estimates. The consistent application of such critical accounting policies fairly depicts the financial condition and results of operations for all periods presented.

         The critical accounting policies are:

         Revenue Recognition: The Company's revenues are derived principally from services, which include listing and placement fees on selected web sites. The Company recognizes revenue on arrangements in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" and 104 "Revenue Recognition," and Emerging Issues Task Force Issue 00-21, "Revenue Arrangements with Multiple Deliverables." In all cases, revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectibility of the resulting receivable is reasonably assured.

         Customer deposits are initially recorded as deferred revenue. The Company recognizes revenue as earned on a click through basis. As the traffic moves through the web sites per click, the contract amount is recognized as revenue. "Click-throughs" are defined as the number of times a user clicks on an advertisement or search result. The Company has a significant customer for which the revenue is recognized on a click-through basis as reported to the Company by the customer.

         In 2004 approximately 45% of the Company's revenues were derived from our partnership with Google. Google pays the Company fees at the end of each month for clicks on links displayed on the Company's web sites that are sponsored by this partner. The Company recognizes the revenue as reported to it by this client at the end of each month.

         The Company also receives revenue from web site design, web site content development and web traffic analysis. For these services, revenue is recognized when the service is complete, such as when the design or analysis is delivered to the customer. If a customer deposit is received in advance of work being completed, a deferred revenue liability account entry is created until the revenue is recognized.

         Cost of Sales: A significant portion of the Company's cost of sales is related to content development for the web sites and advertising and is created through independent contractors. As such, the Company recognizes and expenses these costs at the time of delivery of the content.

         Advertising Costs: The Company incurs advertising costs as part of its placement and listing services. The expense is recognized as the advertisements are placed. Advertising expense for years ended December 31, 2004 and 2003 were $421,780 and $49,627 respectively.

         Cash and Cash Equivalents: Cash and cash equivalents include cash on hand and cash in banks in demand and time deposit accounts with maturities of 90 days or less.

         Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         Concentrations of Credit Risk: Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, and cash equivalents and trade receivables. The Company maintains cash and cash equivalents with high-credit, quality financial institutions. At December 31, 2004, the cash balances held at financial institutions were in excess of federally insured limits.

         Credit is generally extended based upon an evaluation of each customer's financial condition, with terms consistent in the industry and no collateral required. The Company determines an allowance for collectibility on a periodic basis. Amounts are written off against the allowance in the period the Company determines that the receivable is uncollectible. The Company has one significant customer that makes up substantially all of the accounts receivable, however, there has not been any collection problems with the account. Sales to this major customer for year ended December 31, 2004 were 45% of total company sales.

         Fair Value of Financial Instruments: The Company considers its financial instruments, which are carried at cost, to approximate fair value due to their near-term maturities.

         Long-Lived Assets: Property and equipment is stated at cost and depreciation is provided for by the straight-line method over the related assets' estimated economic lives ranging from three to five years. Amortization of leasehold improvements is provided for by the straight-line method over the lesser of the estimated economic useful lives or the lease term. Property under capital leases is amortized over the lease terms and included in depreciation and amortization expense.

         Deferred Revenue: Deferred revenue represents all payments received from customers in excess of revenue earned based on click-through activity (web site visitations) and will be recognized as actual click-throughs occur.

Income Taxes

         The Company follows Statement of Financial Accounting Standards No. 109
- Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Accounting for Stock-Based Compensation

         During the years ended December 31, 2003 and 2004, there were 1,639,634 and 600,000 options granted respectively, see Note 10, "Stock Option Plan". Financial Accounting Statement No. 123, Accounting for Stock Based Compensation, encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company has adopted the "disclosure only" alternative described in SFAS 123 and SFAS 148, which require pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied.

         The effect on net loss for the year ended December 31, 2004 if the Company had applied the fair value provisions of Statement of Financial Accounting Standards (SFAS) No. 148 "Accounting for Stock Based Compensation," to stock-based employee compensation would is set forth in Note 3, "Accounting for Stock-Based Compensation."

         The fair value of the options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions at December 31, 2003 and 2004:

         Average risk free interest rate                              5.0%
         Expected lives (in years)                                     10
         Dividend yield                                                 0
         Expected volatility                                            0

         Applying SFAS 148 may not be representative of the effects on pro forma net income (loss) for future years as options vest over several years and additional awards will likely be made each year.

Recent Accounting Pronouncements

         In December 2004, the FASB issued Statement 123r (revised 2004) which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. This Statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award--the requisite service period (usually the vesting period). The Company files as a small business issuer and must meet the requirements of this Statement for accounting periods after December 15, 2005. Adoption of FASB 123r will have a significant impact on the financial statements of the Company through the expensing of stock option grants.

PLAN OF OPERATION

         The Company expects to continue its revenue growth in 2005 and to continue to approach profitability. Online marketing, advertising and search services are growing rapidly. According to U.S. Bancorp Piper Jaffray, the overall search industry is growing at a compounded rate of 35% annually and is expected to reach $7 billion by 2007. Search is the second most popular activity on the web, behind only email, with more than 550 million searches performed daily worldwide and 245 million in the United States. This massive volume of searches has lead many advertisers to dramatically increase their level of advertising investment in search-based promotional methods. According to MediaPost, 2004 advertising budgets for search engine channels are growing 41% from 2003 levels. The Company believes that 2005 will enjoy similar budget growth.

         The Company will target its services to customers in four broad segments:

         (a) Those that are currently utilizing other methods of online advertising, specifically those who are utilizing pay per click services such as Overture or Google Adwords.

         (b)  The 12 million small businesses in the United States.

         (c) Larger businesses seeking a method to supplement their current online advertising initiatives.

         (d) Niche business sectors that offer a unique product or service that is not readily available and often can only be found by consumers online.

         The Company will concentrate its future expansion upon four major potential future business development opportunities:

         (a) CONTENT OUTSOURCING - InfoSearch Media has recently begun to receive reverse inquiries from several of the largest companies in the search industry regarding the development of large amounts of content on a contractual basis. The Company has begun to move forward with these opportunities and has also begun to focus more heavily upon outsourced content and site development for its traditional clients with its ContentLogic and TopicLogic Products.

         (b) ARTICLEINSIDER - In an effort to capture a larger client base and more traffic, InfoSearch Media has focused on branding and aggregating its network in to one central site, while continuously adding quality content.

         (c) GOOGLE ADSENSE AND ADDITIONAL ADVERTISEMENT - InfoSearch Media has recently increased its profit margin through the use of additional forms of advertisements, such as Google Adsense. This additional revenue stream will grow naturally as the network itself expands.

         (d) LOCAL SEARCH - InfoSearch Media has begun to develop a comprehensive content project focused upon the creation of a large network of high-quality content focused upon specific cities throughout the United States. The Company believes its local search project will be a powerful addition to its content network, allowing InfoSearch Media to provide high value add, content-based marketing services to a wider array of customers.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

Revenues

         Revenues increased to $2,799,622 for the year ended December 31, 2004 from $611,654 for the year ended December 31, 2003. The increase in revenue is due to increased sales of branded marketing programs for customers as well as sales of web site design and content development and web traffic analysis. The Company has increased revenues as the online marketing industry has expanded in 2004.

Cost Of Sales And Gross Profit

         The Company had a gross profit of $1,148,715 and a gross margin of 41% for the year ended December 31, 2004 versus a gross loss of $59,149 for the comparable period of 2003. The cost of sales consists principally of content development for the web sites created through independent contractors and advertising. This is the first gross profit reported by the Company as it has expanded its online marketing business. The gross margin is affected by and the gross loss is largely due to a timing difference: even though the Company receives customer deposits which pay for the entire marketing program, the Company recognizes those revenues as earned on a click through basis, which can span multiple years. On the other hand, the Company recognizes the entire cost of the development and marketing of the program at the time of delivery of the content.

Operating Expenses

         Operating expenses consist of selling expenses and general and administrative expenses.

         Selling expenses consist of costs incurred to develop and implement marketing and sales programs for the organic search marketing initiatives. These include costs required to staff the marketing department and develop a sales and marketing strategy, participation in trade shows, media development and advertising. These costs also include the expenses of hiring sales personnel and maintaining a customer support call center. These costs have recently increased from $754,204 in the year ended December 31, 2003 to $2,299,243 in the same period of 2004 as the Company has hired new sales and marketing staff to take advantage of the increased corporate spending in online marketing and advertising.

         General and administrative expenses include senior management, accounting, legal, business development consulting, rent, administrative personnel, depreciation and amortization and other overhead related costs. These costs increased to $3,163,017 from $985,195 in the year ended December 31, 2004 from the same period ended December 31, 2003. This increase is attributed to the hiring of new personnel to meet the expected growth of the Company as it expands in the online marketing industry.

Other Non-Operating Expense

         Other non-operating expense is interest expense on equipment leases, primarily computer equipment. The interest expense increased to $9,319 from $2,906 in the year ended December 31, 2004 versus 2003, as more computer equipment was leased to meet the increase in personnel.

Net Loss

         The net loss increased to $4,322,864 and $(0.13) per share in the year ended December 31, 2004 from $1,801,454 and $(0.05) per share in the comparable period of 2003 due to the increase in operating expenses, mainly the increase in both sales and general and administrative personnel, and the small level of recognized revenues. The Company is expanding in the online marketing industry and has incurred larger operating costs in anticipation of increased revenues in the future.

Liquidity and Capital Resources

         Cash increased $1,118,552 to $1,328,958 in the year ended December 31, 2004. This is mainly due to the increase in customer deposits, recorded as deferred revenue, as the Company grows and expands its organic search marketing initiatives for its customers.

         Cash provided by operating activities of $1,263,912 in the year ended December 31, 2004, consisted principally of the use of cash in the net loss of $4,322,864 derived from increased operating expenses, offset primarily by non-cash charges of $77,798 in depreciation and amortization. Other operating activities that provided cash were $5,586,776 in the net change of current assets and current liabilities. This increase resulted primarily from an increase in deferred revenue of $4,655,910 and in accounts payable and accrued liabilities and provision for refund of $991,592 offset somewhat by increases in accounts receivable $106,872 and prepaid expenses of $31,652.

         For the year ended December 31, 2003, $354,896 of cash was provided by operating activities. This amount principally consisted of the cash used in the net loss of $1,801,454 offset somewhat by $19,933 of depreciation and amortization. Other operating activities that provided cash were $2,156,350 in the net change of current assets and current liabilities. This increase resulted primarily from an increase in deferred revenue of $2,092,355 and in accounts payable and accrued liabilities of $127,120 offset slightly by and increase in accounts receivable, prepaid expenses and security deposits of $83,058.

         Cash used in investing activities for years ended December 31, 2004 and 2003 was $190,109 and $80,862 respectively. Substantially all of the cash used was for the acquisition of property and equipment.

         Cash provided by financing activities for the year ended December 31, 2004 of $44,749 was due to the repayment of loans by stockholders of $69,486 offset by principal payments on capital leases of $20,737 and employee advances of $4,000. The $70,029 of cash used in financing activities for the year ended December 31, 2003 was due to an increase in loans to stockholders of $104,535 and principal payments on capital leases of $5,494 offset somewhat by $40,000 of proceeds from the private placement of common stock.

         As of December 31, 2004, the Company had cash and cash equivalents amounting to $1,328,958, an increase of $1,118,552 from the balance at December 31, 2003. The Company has a net working capital of $671,812 at December 31, 2004. The Company has not yet generated sufficient revenues to cover the costs of continued product development and support, sales and marketing efforts and general and administrative expenses.

         There are no material commitments for additional capital expenditures at December 31, 2004. The continuing commitment of capital is for the existing equipment capital leases and the operating lease for the Company's offices. The capital leases have future minimum lease payments of $44,717 in 2005, $39,795 in 2006 and $18,632 in 2007. The operating lease for the offices has future minimum lease payments of $158,000 in 2005 and $108,000 in 2006.

         The report of our independent registered public accounting firm notes that the Company has an accumulated deficit and has suffered a history of losses and that these conditions raise doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern depends on our attaining profitability and generating sufficient cash flow to meet our obligations. We do not believe that the history of losses will be a continuous trend, and we further believe that the loss and accumulated deficit will not have any adverse effect on our operations. Management believes that it has adequate working capital for the next 12 months.

                                    BUSINESS

Overview

         InfoSearch Media (www.infosearchmedia.com) develops content-based solutions to support business. Currently, the Company delivers the following solutions for over 4,300 clients: high-conversion organic search traffic; branded, original content; optimized marketing site creation; and click-to-sale campaign analytics. InfoSearch Media's operating brands include ArticleInsider (www.articleinsider.com), TrafficLogic (www.trafficlogic.com), ContentLogic (www.contentlogic.com), TopicLogic (www.topiclogic.com), and ConversionLogic (www.conversionlogic.com).

         We were incorporated under the laws of Delaware on December 14, 2000 as MAC Worldwide, Inc. ("MAC") then engaged in the manufacture and marketing of garments to the retail clothing industry with operations conducted through MAC's wholly-owned subsidiary Mimi & Coco, Inc. ("Mimi & Coco").

     On December 31, 2004, we acquired all of the issued and outstanding shares of TrafficLogic, Inc., a California corporation (referred to herein as "TrafficLogic CA"), and TrafficLogic CA merged (the "Merger") with and into our newly-formed and wholly-owned subsidiary, Trafficlogic Acquisition Corp., a Delaware corporation ("Trafficlogic"). At the effective time of the Merger (the "Effective Time"), we discontinued our then current business plan to pursue the business and plan of operations of TrafficLogic CA. At the same time, all of the issued and outstanding shares of capital stock of Mimi & Coco were sold to Vincenzo Cavallo and Anthony Cavallo in consideration for 24,301,170 shares of Common Stock which have been retired (the "Split-Off"). In contemplation of the Merger, we changed our name to InfoSearch Media, Inc. After the Effective Time, we changed the name of Trafficlogic Acquisition Corp. to Trafficlogic, Inc.

Business Overview

         InfoSearch Media is a leading provider of content based, cost-effective search engine marketing services. We are both a search engine marketing firm, and an online media company with approximately 200 expert copy writers that contribute to the over 250,000 pages of unique, high quality content contained in our online network, ArticleInsider. We leverage the content on ArticleInsider to generate large volumes of qualified Internet traffic for our clients. We currently have over 4,300 clients receiving traffic from ArticleInsider. The Company also leverages our team of professional copy writers by offering professionally written marketing and informative content for our clients' own websites. Finally, we provide web analytic software and other tools to help online marketers analyze their site visitors and improve their return on investment. The Company has grown to 63 full-time employees and is undergoing a shift toward shorter closing cycles, larger clients and larger initial purchases by clients.

ArticleInsider

         The Company maintains a large network of content written and designed by specialists and enthusiasts covering a wide variety of popular topics. The content on ArticleInsider contains information and opinions provided by copywriters with particular experience in the areas covered. Our team of expert copywriters develop comprehensive, unbiased content for our clients who initiate lead generation campaigns. This content is designed to provide Internet users with relevant information about topics related to such client's business. Internet users visit the ArticleInsider network to find large amounts of fresh, high-quality and relevant information about a variety of topics, to review related articles, to talk with other users through online forums or chat rooms, and to explore other related websites. We plan to continue to expand our 250,000-page network as we build our client base.

Services Overview

         The Company offers our clients four search engine marketing solutions:

         o TrafficLogic - Currently the Company's primary revenue driver, the TrafficLogic product, provides our clients the opportunity to be the sole sponsor of ArticleInsider content by placing contextual advertising on the ArticleInsider content. Internet users browse from the search results of any major search engine to the ArticleInsider content and from the ArticleInsider content to the client's web site. In this way, the leads generated through ArticleInsider content can provide online advertisers the exact demographic that is most likely to purchase their specific products or services.

         o ContentLogic - The Company launched ContentLogic to provide our clients the ability to purchase original, high-quality content created by our team of professional copywriters with expert knowledge in search and is designed to drive traffic to the client's own website.

         o TopicLogic - TopicLogic provides our clients with an additional method to receive targeted internet traffic. The TopicLogic solution enables clients to own, separate from the client's own web site, a Company-developed and updated informational property similar to the ArticleInsider network which provides our clients with a dedicated source of quality traffic while avoiding recurring cost-per-click charges and rising market prices.

         o ConversionLogic - Our ConversionLogic product provides our clients with extremely detailed traffic reporting, conversion analysis and thorough keyword analytics. ConversionLogic reports include information about each visitor to the client's web site, the keyword searched, purchases made or other desired actions taken by the visitor. This information allows our clients to track their investment in our services and guarantee the best possible traffic and conversion results. ConversionLogic is also available for purchase by non-Company clients at an affordable price.

Revenue Model

         The Company does not charge our clients for visitors who only view content and do not click through to the client's site, a practice that has become the standard for other search engine marketing services. We offer clients several methods of payment for our services including:

         o Cost-Per-Click (CPC) - The client's account is debited each time a visitor browses from ArticleInsider content to the client's web site.

         o Cost-Per-Acquisition (CPA) - The client's account is debited after a visitor makes a purchase from the client's web site.

         These payment methods require the client to pre-purchase a specified number of clicks or conversions by funding an account with the Company. The number of clicks or conversions purchased by the client is dependent on the negotiated CPC or CPA and the volume of traffic purchased. The CPC or CPA is lower when larger volumes of traffic are pre-purchased. Each time a searcher clicks through from ArticleInsider content to a client's website, the client's account is debited by the pre-determined CPC amount.

         When the client's account is depleted, the client is required to deposit additional funds to continue receiving the traffic generated by the InfoSearch Media owned informational property. A large portion of active clients choose to renew, creating a growing base of consistent, long-term revenue. The Company believes its client renewal rates are high because our traffic converts on a higher percentage basis than industry averages. The Company's revenue is not dependent solely on client renewals. The ArticleInsider content is owned exclusively by the Company and can be quickly resold, often at a higher rate.

         For ContentLogic and TopicLogic services, the Company charges our clients a flat fee and a monthly subscription fee depending on the amount of content generated, the complexity of the site, and the level of demand for search based traffic in a client's particular industry.

         In addition, the Company has recently begun placing Google AdSense listings throughout the ArticleInsider network. AdSense is a contextual advertising method providing web site publishers and developers the opportunity to place advertisements from Google clients throughout their web sites. Since November of 2003, when AdSense was first introduced to the ArticleInsider network, AdSense revenue has grown to represent a significant amount of revenue on a monthly basis. As a result of the success of this initiative, we have added AdSense to the majority of the ArticleInsider network, creating a revenue stream that directly increases profitability.

Industry Overview

         As the excitement surrounding Google's initial public offering indicated, Internet searching ("Search") and online advertising are sectors poised for tremendous growth. Search is the second most popular activity on the Web, behind only email, with more than 550 million searches performed daily worldwide and 245 million searches performed in the United States. According to U.S. Bancorp Piper Jaffray, the global market for performance-based advertising and search marketing, such as pay-per-click listings and paid inclusion, will grow at a compounded annual growth rate of 38% from approximately $1.4 billion in 2002 to approximately $7 billion in 2007.

         This massive growth in Search has led many advertisers to dramatically increase their level of advertising investment in search-based promotional methods. According to a PricewaterhouseCoopers/IAB Internet Advertising Revenue Report, U.S. online advertising grew from $6.0 billion in 2002 to $7.3 billion in 2003 and is expected to reach $9.1 billion in 2004. According to Jupiter Research, overall U.S. online advertising revenue will grow to $16.1 billion by 2009. In addition, U.S. Bancorp Piper Jaffray predicts that online advertising in the United States will represent approximately 6% of total advertising spending in 2008 compared to approximately 2% of total advertising spending in 2003.

         This growth is fueled by the increased acceptance of the Internet as a commerce/marketing medium, the rapid expansion of early stage international markets, the growth of overall Internet usage and broadband Internet access, and by the advertiser's realization of the cost-effectiveness of Search advertising. This growth will create significant future opportunities to generate profits from search engine-related marketing.

Key Growth Drivers

         o Increased E-Commerce - The growth in Search revenues has been proportional to growth in e-commerce. As consumers migrate to Internet based purchasing, advertisers seek to promote their products or services using Internet methods, the most effective of which has proven to be Search(1). If Internet sellers dedicate 10%-30% of revenues toward Internet marketing and advertising, as is typical of traditional merchants, search advertising opportunities should expand tremendously. In fact, U.S. Bancorp Piper Jaffray projects total e-commerce spending to top $150 billion in 2007.

         o Growth of the Internet and Broadband Access - The organic growth of the Internet has created a massive domestic audience rivaling the use of television. This large audience provides an almost unparalleled source of potential customers for merchants and a massive source of advertising and marketing dollars for those firms interested in search engine marketing. This audience is not only growing in size but increasing its time spent on the Internet due to the increased usage of broadband Internet access.

         o Increased Acceptance of Search as a Powerful Marketing Channel - Although Search was once considered only a method for Internet users to locate information, its potential as a marketing tool has been quickly realized. The massive growth of those companies offering search engine marketing services is demonstrative of the realization among advertisers of the power of Search as a business acquisition medium. However, Search marketing still represents a very small portion of most advertising budgets and has a very strong growth potential.

         o International Market Expansion - Most international Internet markets are still in the very early stages of development. U.S. Internet penetration rates are close to 65%, compared to approximately a 6% penetration in the international population(2). As the international market begins to approach the domestic market in terms of penetration, massive monetization opportunities are expected to be created, including strong e-commerce and search engine marketing opportunities.

         o Cost Effectiveness/High Return on Investment - Due to its relatively low cost and high conversion rates, Search based marketing offers advertisers a very high return on investment compared to traditional marketing vehicles. Forms of advertising such as the yellow pages can cost more than $1 per customer lead compared to $.35 per customer lead for Overture's paid listings(3).

Opportunity

         Despite the massive growth in Search, several problems in the industry have not been addressed adequately by the majority of search engine marketing companies including:

         o Placement competition due to the concentration of Search traffic is leading to quickly rising costs of effective paid listing keywords, limiting smaller businesses access to paid listings;

         o Difficulty maintaining high rankings in unpaid listings, which represent a large portion of search traffic;

         o Low return on investment due to excessive CPC charges from uninterested searchers; and

         o  Poor conversion/low close rates due to low quality traffic.

         The Company's unique content-based model provides a solution to these problems by leveraging the Company's content development expertise to deliver to businesses sustainable access to the unpaid portion of Search listings with above average click-through rates at a price point that is well below the current market average.

---------------
(1)  US Bancorp Piper Jaffray Equity Research, "The Golden Search"
(2)  US Bancorp Piper Jaffray Equity Research, "The Golden Search"
(3)  US Bancorp Piper Jaffray Equity Research, "The Golden Search"

Future Market Trends

         InfoSearch Media is uniquely positioned to benefit from major trends that will shape the future of the search engine world. The recent success of Overture and Google has proven that search listings can be translated into significant revenue streams generating high levels of advertising satisfaction and return on investment for customers.

         It is estimated that while 35% of search inquiries are commercial in nature only 5% of searches are monetized. Most engines only display 3 to 5 paid listings out of 20 or more per page of search results, leaving a large amount of room for the expansion of paid listings. Furthermore, search rates, which average approximately $.35 per lead, should eventually increase to match those of other forms of advertising such as Yellow Pages, which currently average approximately $1.00 per lead. In addition, less than 1% of the more than 12 million small businesses in the United States currently use Search as method of customer acquisition, presenting another opportunity to expand the size of the paid listings and paid inclusion markets.

         InfoSearch Media's search engine marketing service will benefit significantly from any future increases in volume and prices of search advertising, particularly in the small business segment.

         It was once thought that as users became increasingly knowledgeable about the location of information throughout the Internet, search engines would become obsolete with users accessing the web through specific websites or through the channels of an internet portal. However, users have become more focused on quick and relevant search results and search engines have evolved to meet this demand, creating algorithms that produce only the targeted information the user desires.

         InfoSearch Media's high-quality content network aligns perfectly with this trend. The Company's content is very attractive to search engines looking for fresh, highly relevant information because the primary purpose of a search engine is to deliver the most relevant, informative and useful information to their users. Such search engines therefore have an incentive to place the best content at the top of their indexes. As InfoSearch Media's writer talent increases, and as the quality of our content improves, our goals become increasingly aligned with those of the search engines. The result of this synergy is that users, advertisers, search engines, and InfoSearch Media all receive equal benefit from our mode.

The Rise of Relevance

         It was once thought that as users became increasingly knowledgeable about the location of information throughout the Internet, search engines would become obsolete with users accessing the web through specific websites or through the channels of an Internet portal. However, users have become more focused on quick and relevant search results and search engines have evolved to meet this demand, creating algorithms that produce only the targeted information the user desires.

         InfoSearch Media's high quality content network aligns perfectly with this trend. The Company's content is very attractive to search engines looking for fresh, highly relevant information because the primary purpose of a search engine is to deliver the most relevant, informative and useful information to their users, such search engines therefore have an incentive to place the best content at the top of their indexes. As InfoSearch Media's writer talent increases, and as the quality of our content improves, our goals become more and more aligned with those of the search engines. The result of this synergy is that users, advertisers, search engines, and InfoSearch Media all receive equal benefit from our mode.

International Market Development

         International Internet traffic is already significantly larger in volume than domestic Internet traffic, with approximately 400 million Internet users abroad compared to close to 160 million in the United States. In addition, currently there are approximately 305 million searches occurring outside of the United States daily, growing at an annual rate of 20%. At this pace, the international market for search marketing services may soon eclipse the size of the domestic opportunity. This trend is amplified by the major portals and Internet companies adopting international models offering increased search and Internet services abroad.

         Although this market does not currently have the monetization potential of the domestic opportunity, the growth rate of monetization in the international markets is much faster than in the United States. Currently the largest international Internet markets are Japan, Germany, Korea, United Kingdom, France, Italy, and Spain. However, it is likely that within the next decade China, India and Latin America will provide opportunities that shall exceed the current largest international markets in size. U.S. Bancorp Piper Jaffray estimates that international Internet search revenues were $200 million in 2003, growing to $1.9 billion by 2007.

         InfoSearch Media's services are easily expandable to an international customer base and would benefit from increased use of search engines and e-commerce at a multinational level.

High Concentration

         More than 80% of all searches in the United States are provided by four search engines: Google, Yahoo!, MSN, and AOL. These four are likely to retain or gain market share based upon an increased focus on promoting their search products, increasing their overall traffic, and developing their search technologies.

         This oligopoly of market participants simplifies InfoSearch Media's efforts to rank high among all major search engines by giving them the ability to include their network's content in 80% of searches while developing it with only four engines in mind.

Business Strategy

         InfoSearch Media's business strategy focuses on the addition of new clients by the company's sales force. As new clients are added, they either pre-fund accounts with the Company for a pre-determined amount of traffic (the TrafficLogic product), or pay a flat fee to have content added to their site or a new site build for them to own (ContentLogic or TopicLogic). In addition, there will always be a focus on continuing to develop out more content which will drive future ad revenues for years to come. This includes developing out more niche content on articleinsider.com, as well as developing out new content properties, including a local search guide to address the strong demand that currently exists for local search content.

         Beginning in late 2003, in addition to the CPC revenue received from the sponsors of an ArticleInsider site, InfoSearch Media deployed a Google method of monetizing online content over a significant portion of its ArticleInsider network. This product, known as Google AdSense, provides website publishers and developers the opportunity to place advertisements from Google clients throughout their websites. The advertisements served by Google are chosen by Google's search technology to match the content of the site. Google pays those hosting the ads a portion of the revenue that they generate from the CPC ad revenue. Through the ArticleInsider network, InfoSearch Media has been very successful at driving traffic to Google advertisers and has become a significant Google client.

         InfoSearch Media also provides content or complete traffic generating web sites to those clients that are not interested in receiving traffic from the ArticleInsider network through our ContentLogic and TopicLogic products. This allows us to further leverage the strength of its team of web developers and copywriters by generating revenue from those clients that are not interested in receiving traffic from 3rd party sources.

         As the ArticleInsider network naturally develops through the addition of content its pages will continue to rank increasingly higher with the major search engines. This will provide the Company with online properties of continually increasing value, enhancing the Company's ability to add new clients and providing opportunities for price increases throughout the network.

Uniqueness of Service

     Several factors make the services provided by InfoSearch Media unique in the search engine advertising space.

         o Content Based Model - InfoSearch Media's model is unique in the search engine marketing space. Instead of simply including its clients' sites in highly trafficked search engines through partnering with the major engines or by using deceptive search engine optimization techniques, InfoSearch Media focuses on generating unique, relevant and high-quality online content which ranks higher among the major search engines in an organic fashion.

         o Conversion Rates - Many of our clients maintain that the internet traffic that InfoSearch Media drives to its client's sites has a significantly higher conversion rate compared to other services. This is because searchers visiting InfoSearch Media's client's websites have been "qualified" twice; once when the user initiates their search and lands on ArticleInsider content, and once when the user clicks through from the ArticleInsider content to the client's site. As a result, those visitors arriving on the client's site are more likely to make a purchase.

         o Solution for Dynamically Generated Sites - Many companies offering their products and services on the Internet maintain websites with large amounts of dynamic content which is difficult for major search engines to find due to the low visibility of such content to many of the popular search engines' search algorithms. InfoSearch Media's content-based model provides an elegant solution to this problem by driving internet traffic to our customers from our ArticleInsider content, which is easier for major search engines to find due to the high visibility of our content to the popular search engine's search algorithms.

         o Major Engine Coverage - InfoSearch Media clients typically receive a large portion of their traffic from Google, Yahoo!, MSN and AOL. These four sites account for a large majority of all searches performed on the Internet. InfoSearch Media's ability to rank highly with the major search engines represents a unique approach to generating qualified traffic for its customers. Rather than using deceptive techniques, like doorway pages and link farms which have become standard with other search engine optimization companies, InfoSearch Media has developed a network of quality content which clients can sponsor to generate high volumes of relevant internet traffic.

Target Markets

     InfoSearch Media has developed five major target markets that the Company is either currently focusing on or that it intends to focus on in the future. Management believes that these five target markets will enable us to maintain our unique competitive position while significantly expanding our client base.

         o Current Paid Listings Customers - Our largest source of potential clients are those companies currently using other methods of online advertising, specifically those who are using search engine marketing techniques that are similar to those provided by us. This market group is familiar with search engine marketing and its benefits, making them amenable to InfoSearch Media's services especially at our discounted price. This group is expected to continue to be important to our customer acquisition strategy going forward.

         o Large Scale Content Opportunities - We are currently negotiating with several of the largest search engines and online properties to provide content on a large-scale, contractual basis. The Company plans to actively target this sector going forward, as we believe it will provide an additional method to leverage the strength of our team of copywriters and will eventually constitute a large portion of the Company's revenues.

         o Smaller Businesses - Of the 12 million small businesses in the United States, less than 1% currently use Search as method of customer acquisition. These small businesses present a customer acquisition opportunity for us. Such small businesses are massive in numbers, largely ignored by the larger providers of search engine marketing services and often overshadowed by the larger competitors in their space when they must compete in an auction format. We are positioned to offer this market a higher level of customer service and personalized attention than larger online advertising services. These potential clients are also ideal for the Company's ContentLogic service, because small businesses often do not have the resources to hire internal copywriters and website developers to drive traffic to their sites.

         o Developed Businesses - InfoSearch Media has begun to expand our client profile to include an increasing number of large developed businesses. Although this market is more competitive than the small to medium sized business segment, many larger businesses are interested in our services as a method to supplement their current online advertising initiatives and have found our services to be a strong value add. As these clients often have the ability to fund larger accounts and pay more per-click than smaller businesses, they offer the Company a profitable opportunity. Although we do not plan on relying on the developed business market as the Company's primary source of business, the developed business segment represents an opportunity for future expansion.

         o Niche Business Sectors - Niche business sectors are those sectors that offer a unique product or service that is not readily available to consumers and often can often only be found by consumers online. Although these products and services are often difficult to find and are not typical consumer offerings, a strong demand for such products and services exists making these specialty businesses ideal candidates for search engine marketing. Similar to the small to medium size businesses, the niche sector is largely ignored by the large search engine marketing companies and therefore offers InfoSearch Media a significant revenue opportunity.

Sales, Marketing, Advertising and Promotion

     As of April 12, 2005, we had 33 full-time employees in its sales department. The Company's sales department currently focuses on adding new clients to its operating business. Advertising and promotion of our services is broken into two main categories: direct sales and online promotion.

         o Direct Sales: The Company's sales staff targets new client relationships through telesales efforts, direct marketing, and attendance and sponsorship at various trade shows and conferences.

         o Online Promotion: InfoSearch Media engages in certain advertising and direct marketing focused on acquiring new merchant advertisers and new distribution partners through online promotional methods.

     The Company intends to continue its strategy of growing its client base through sales and marketing programs while being as efficient as possible in terms of its marketing and advertising costs. We continually evaluate our marketing and advertising strategies to maximize the effectiveness of our programs and their return on investment.

Competition

         To our knowledge, InfoSearch Media is the only search engine marketing company that offers a content-based approach to lead generation from unpaid search listings, outsourced content and site development, and extensive reporting and analytics. While our combination of product offerings is unique, there are other companies that use similar techniques in different ways. About.com is an example of a content-type site that leverages a large amount of specialty writers to help it generate ad revenue. It does not, however, sell content to other companies. In contrast, Introspect provides search engine optimization services which include web design and content development. It, however, does not own its own content network.

         InfoSearch Media may compete with those who sell performance-based advertising or search marketing services to merchants; aggregate or optimize advertising inventory for distribution through search engines, product shopping engines, directories, websites or other outlets; or provide destination websites or other distribution outlets that reach end users or customers of the merchants.

         The industry defined by the sale of online advertising and marketing services is highly competitive. Although overall internet advertising expenditures have increased in the last few years, the advertising industry has suffered in certain respects as many online businesses have ceased operations and many traditional businesses have scaled back their advertising budgets. We believe that today's typical internet advertiser is becoming more sophisticated regarding the different forms of internet advertising, how to purchase internet advertising in a cost-effective manner, and return on investment measurement. The competition for this pool of advertising dollars has also put downward pressure on pricing points, and online advertisers have demanded more effective means of reaching customers. The Company believes that these factors have contributed to the growth in performance-based advertising relative to certain other forms of online advertising and marketing, and as a result this sector has attracted many competitors.

         Due to the long-term growth trends in online advertising, these competitors, real and potential, range in size and focus. Our competitors may include such diverse participants as small referral companies, established advertising agencies, inventory resellers, search engines, and destination websites. Furthermore, to a more limited extent, we may also compete with traditional offline media such as television, radio and print and direct marketing companies, for a share of merchant advertisers' total advertising budgets.

         The Company is also affected by the competition among destination websites that reach users or customers of search services. Several large media and search engine companies dominate this end of the transaction channel, although thousands of other smaller outlets are available to customers as well. User traffic among the media and search engine companies is concentrated among such larger participants as AOL, Google, Microsoft through MSN Search, and Yahoo! through FAST, Inktomi, Overture and Yahoo! Search. The online search industry continues to experience consolidation of major websites and search engines, which has the effect of increasing the negotiating power of these parties in relation to smaller providers.

Intellectual Property and Proprietary Rights

         We seek to protect our intellectual property through existing laws and regulations and by contractual restrictions. We rely upon trademark, patent and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to help us protect our intellectual property.

         Our policy is to apply for patents or for other appropriate statutory protection when we develop valuable new or improved technology. We currently do not have any patents or pending patent applications. We are currently in the process of filing a patent application regarding our unique search engine media process method with the U.S. Patent and Trademark Office (the "PTO"). All of our copywriters are under contract assigning to us the exclusive right to their authored content. In addition, the Company has copyrighted all content hosted throughout its network.

         The status of any patent involves complex legal and factual questions. The scope of allowable claims is often uncertain. As a result, we cannot be sure that any patent application filed by us will result in a patent being issued, nor that any patents issued in the future will afford adequate protection against competitors with similar technology; nor can we provide assurance that patents issued to us will not be infringed upon or designed around by others. Furthermore, the performance-based search advertising industry has been the subject of numerous patents and patent applications, which in turn has resulted in litigation. The outcome of this ongoing litigation or any future claims in this sector may adversely affect our business or financial prospects.

         We have a pending trademark application before the PTO. We do not know whether we will be able to successfully defend our proprietary rights since the validity, enforceability and scope of protection of proprietary rights in internet-related industries are uncertain and still evolving.

Government Regulation

         We are subject to governmental regulation much like many other companies. There are still relatively few laws or regulations specifically addressed to the Internet. As a result, the manner in which existing laws and regulations should be applied to the Internet in general, and how they relate to our businesses in particular, is unclear in many cases. Such uncertainty arises under existing laws regulating matters, including user privacy, defamation, pricing, advertising, taxation, gambling, sweepstakes, promotions, content regulation, quality of products and services, and intellectual property ownership and infringement.

         To resolve some of the current legal uncertainty, we expect new laws and regulations to be adopted that will be directly applicable to our activities. Any existing or new legislation applicable to us could expose us to substantial liability, including significant expenses necessary to comply with such laws and regulations, and could dampen the growth in use of the Internet in general.

         Several new federal laws that could have an impact on our business have already been adopted. The Digital Millennium Copyright Act is intended to reduce the liability of online service providers for listing or linking to third party Web sites that include materials that infringe copyrights or rights of others. The Children's Online Protection Act and the Children's Online Privacy Protection Act are intended to restrict the distribution of certain materials deemed harmful to children and impose additional restrictions on the ability of online services to collect user information from minors. In addition, the Protection of Children from Sexual Predators Act requires online services providers to report evidence of violations of federal child pornography laws under certain circumstances.

         The foregoing legislation may impose significant additional costs on our business or subject us to additional liabilities, if we were not to comply fully with their terms, whether intentionally or not. If we did not meet the safe harbor requirements of the Digital Millennium Copyright Act, we could be exposed to copyright actions, which could be costly and time-consuming. The Children's Online Protection Act and the Children's Online Privacy Protection Act impose fines and penalties to persons and operators that are not fully compliant with their requirements. The federal government could impose penalties on those parties that do not meet the full compliance practices of the Protection of Children from Sexual Predators Act. We intend to fully comply with the laws and regulations that govern our industry, and we intend to employ internal resources and incur outside professional fees to establish, review and maintain policies and procedures to reduce the risk of noncompliance.

         We post our privacy policy and practices concerning the use and disclosure of any user data on our Web sites. Any failure by us to comply with posted privacy policies, Federal Trade Commission requirements or other domestic or international privacy-related laws and regulations could result in proceedings by governmental or regulatory bodies that could potentially harm our businesses, results of operations, and financial condition. In this regard, there are a large number of legislative proposals before the U.S. Congress and various state legislative bodies regarding privacy issues related to our businesses. It is not possible to predict whether or when such legislation may be adopted, and certain proposals, if adopted, could harm our business through a decrease in user registrations and revenue. These decreases could be caused by, among other possible provisions, the required use of disclaimers or other requirements before users can utilize our services.

Employees

         As of April 12, 2005, we employed a total of 63 full-time employees and approximately 200 contracted copywriters. We have never had a work stoppage, and none of our employees are represented by a labor union. We consider our employee relationships to be positive. If we were unable to retain our key employees or we were unable to maintain adequate staffing of qualified employees, particularly during peak sales seasons, our business would be adversely affected.

Legal Proceedings

         From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. We currently are not a party to any legal proceedings, the adverse outcome of which, in management's opinion, individually or in the aggregate, would have a material adverse effect on our results of operations or financial position.

Geographic Information

         All of our revenue is generated from transactions originating in the United States. All of our fixed assets are located in the United States, principally in California at our headquarters.

                                   MANAGEMENT

         Set forth below is certain information regarding our directors, key personnel, and members of our advisory board.

Name                    Age   Position
----                    ---   --------
Steve Lazuka            31    Founder, Director, President and Chief Executive
                                Officer
Frank Knuettel, II      39    Chief Financial Officer
Kelly Bakst             39    Vice President and Chief Operating Officer
David Gagne             31    Vice President, Technology
Martial Chaillet        58    Director
Claudio Pinkus          48    Director

Steve Lazuka - Founder, Director, President and Chief Executive Officer. Prior to founding TrafficLogic in March 2002, Mr. Lazuka co-founded Website Results, a search marketing company, in September of 1998, which later was sold to 24/7 Real Media (TFSM), a publicly traded online media company, two years later. He later served as Vice President of Operations and Business Development for 24/7 Search, the search marketing division of 24/7 Real Media. While at 24/7 Search, Mr. Lazuka built several stand-alone divisions, all of which experienced hyper growth and maintained high profitability. He studied Business Management at John Carroll University.

Frank Knuettel, II -Chief Financial Officer on March 8, 2005. Prior to joining InfoSearch Media, Mr. Knuettel co-founded Internet Machines Corporation, where he held several positions, including Chief Executive Officer and Chief Financial Officer. While at Internet Machines Corporation, Mr. Knuettel raised almost $90 million in equity and debt, managed significant internal growth and ultimately led the sale of the business to IDT Corp. in 2004. Before founding Internet Machines, Mr. Knuettel was the CFO/COO of Viking Systems, where he was responsible for fundraising and building a strong financial foundation for the company in preparation for significant market growth. Prior to that, he was Vice President and Chief Financial Officer of Fightertown Entertainment, Inc. in Lake Forest, California. While at Fightertown, he was responsible for the development of the company's strategic and expansion plans as well as all financial operations. During his tenure, Fightertown's revenues quadrupled in two years. Mr. Knuettel is a cum laude graduate in economics from Tufts University and received an MBA in Finance and Entrepreneurial Management from The Wharton School, University of Pennsylvania.

Kelly Bakst - Vice President and Chief Operating Officer since December 31, 2004. Mr. Bakst brings over 20 years of operations and information technology experience to the Company, including extensive experience in the Internet, finance, healthcare, insurance and education sectors. Prior to joining TrafficLogic, Inc. in October 2004, Mr. Bakst was Director of Applications Development for Zenith National Insurance-Workman's Compensation Insurance and Vice President of Systems for Thomas Weisel Partners, LLC - a San Francisco based investment-banking firm. During his time at Thomas Weisel Partners, Mr. Bakst created CRM and trading systems from the ground up, and streamlined processes to allow for effective cost management. Additionally, Mr. Bakst has served as Director of Information Technology for Healthcare Recoveries, Inc. and as Executive Vice President of Technology for Evaluation Technologies, Inc.

David Gagne - Vice President, Technology since December 31, 2004. Mr. Gagne has been developing enterprise and Internet-based information architecture solutions for almost a decade. Mr. Gagne began his career as the lead programmer for a biotechnology company in North Central Florida. While there, he was integral in the creation of a corporate logistics/manufactured goods distribution and warehousing system. He has worked extensively in the fields of telecommunications, medical insurance claim management, and electronic entertainment media. Mr. Gagne has a wealth of experience managing business data systems and is accomplished in a wide range of programming languages. Mr. Gagne graduated with Honors from the University of Florida College of Liberal Arts and Sciences with a Bachelor's Degree in English.

Martial Chaillet - Director since February 23, 2005. Since January 1, 2003, Mr. Chaillet has served as Chairman and General Partner of MediaWin & Partners in Geneva, Switzerland. Founded by Mr. Chaillet, MediaWin is a private investment firm that takes significant ownership stakes in small to medium-sized private media companies, operating on a global basis. From 1972 through 2002, Mr. Chaillet served as Senior Vice President and Global Portfolio Manager of Capital Research and Management, the mutual fund arm of The Capital Group Companies, Inc., a leading global financial institution. At Capital Research, he was also in charge of global research for media and entertainment and telecom services and equipment companies. Mr. Chaillet was a member of the seven-member team awarded the title of Morningstar Fund Manager of the Year in 1999 in the International category. Mr. Chaillet is a member of the Board of Directors of SparkNet.com. Mr. Chaillet holds a degree in Business Administration with a concentration in Economics from the University of Geneva and graduated with honors from the Swiss Technical School with a degree in Electronics and Automation Systems.

Claudio Pinkus - Director. Mr. Pinkus brings 25 years of strategic technology management experience to the Company, with specific expertise in the search engine market. Mr. Pinkus served as Chief Operating Officer of Ask Jeeves International, Inc., as well as Chief Strategy Officer of Ask Jeeves, Inc. Prior to joining Ask Jeeves, he served as Chief Executive Officer of Bowne Global Solutions, the world's largest localization services provider.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of April 12, 2005 by (i) each person who, to our knowledge, beneficially owns more than 5% of our Common Stock; (ii) each of our directors and executive officers; and (iii) all of our executive officers and directors as a group:

                                                                        Percent
Name and Address of Beneficial Owner                    Amount (1)     of Class
------------------------------------                    ----------     --------
Steve Lazuka                                             9,753,485      28.85%
Frank Knuettel, II                                               0           *
Kelly Bakst                                                      0           *
David Gagne(2)                                             242,288           *
Martial Chaillet                                         1,089,474       3.22%
Claudio Pinkus                                                   0           *
--------------------------------------------------------------------------------
All Executive Officers and Directors as a group         11,085,247      32.07%

* represents beneficial ownership of less than 1%

(1) Beneficial ownership is calculated based on 33,830,275 shares of Common Stock outstanding as of April 12, 2005. Beneficial ownership is determined in accordance with Rule 13d-3 of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes shares of Common Stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of April 12, 2005. The shares issuable pursuant to those options or warrants are deemed outstanding for computing the percentage ownership of the person holding these options and warrants but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. The persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder's name, subject to community property laws, where applicable.
(2) Includes 242,288 shares of Common Stock issuable upon exercise of options exercisable within 60 days of April 12, 2005.

                             EXECUTIVE COMPENSATION

         The following table summarizes the annual compensation paid to the Company's named executive officers for the three years ended December 31, 2004, 2003 and 2002:

----------------------------------------------------------------------------------------------
                                                                               Securities
                                                                               Underlying
                                                                              Options/SARs
         Name and Position               Year       Salary       Bonus            (#)
----------------------------------------------------------------------------------------------
Steve Lazuka                             2004      332,501         0            541,845
President and Chief Executive
Officer
----------------------------------------------------------------------------------------------
                                         2003      219,000         0               0
----------------------------------------------------------------------------------------------
                                         2002       66,500         0               0
----------------------------------------------------------------------------------------------
Charles K. Dargan, II(1)                 2004         0            0               0
Executive Vice President and Chief
Financial Officer
----------------------------------------------------------------------------------------------
                                         2003         0            0               0
----------------------------------------------------------------------------------------------
                                         2002         0            0               0
----------------------------------------------------------------------------------------------
Kelly Bakst(2)                           2004       28,125       1,000             0
Vice President and Chief Operating
Officer
----------------------------------------------------------------------------------------------
                                         2003         0            0               0
----------------------------------------------------------------------------------------------
                                         2002         0            0               0
----------------------------------------------------------------------------------------------
David Gagne(3)                           2004         0            0            363,432
Vice President, Technology
----------------------------------------------------------------------------------------------
                                         2003         0            0               0
----------------------------------------------------------------------------------------------
                                         2002         0            0               0
----------------------------------------------------------------------------------------------

(1) Mr. Dargan served as our Chief Financial Officer pursuant to a consulting agreement between the Company and CFO 911 from November 2004 through March 8, 2005 when Frank Knuettel, II was employed by the Company as Chief Financial Officer. Pursuant to the agreement between the Company and CFO 911, the Company paid CFO 911 $30,000 in fiscal year 2004 for Mr. Dargan's services.
(2) Kelly Bakst was hired as our Vice President and Chief Operating Officer as of October 2004.

(3) David Gagne was appointed as Vice President, Technology in connection with the Merger on December 31, 2004.

Employment Agreements

         We have entered into an executive employment agreement with Steve Lazuka. The employment agreement provides for an initial annual base salary of $175,000. The agreement provides for a minimum annual increase in base salary of 10% and additional increases at the discretion of the Board of Directors. The employment agreement also provides for an annual performance-based bonus of up to $175,000 as determined by the Company's Board of Directors. Under the agreement, Mr. Lazuka will also receive options to purchase up to 500,000 shares of our Common Stock made available under our 2004 Stock Option Plan (the "Plan") which vest over a three year period. Subsequent grants of stock options shall vest and be exercisable pursuant to the terms and conditions of the Plan. The exercise price of the options granted pursuant to this employment agreement is $1.00 per share and the exercise price of any future options granted to Mr. Lazuka will be the fair market value of our Common Stock on the date such options are granted.

         Mr. Lazuka's employment agreement expires on December 31, 2006, subject to extension or earlier termination. The agreement provides that if Mr. Lazuka is terminated by us without cause or if he terminates his employment agreement for good reason, he will be entitled to his base salary, any bonus then earned and all health and benefits coverage in each case for the 12 months thereafter. At the election of Mr. Lazuka, in the event of such termination, his base salary and any bonus then earned is payable by the Company within 45 days after his last day of employment. Additionally, all stock options granted to him will immediately vest.

         We also have entered into an executive employment agreement with Frank Knuettel. The employment agreement provides for an initial annual base salary of $175,000 provided that if Mr. Knuettel remains in the employment of the Company in the month following the second consecutive quarter that the Company is profitable on a GAAP basis, his base salary will increase to $185,000. The agreement provides for a potential target bonus of 30% of base salary contingent on the Company's achieving revenue and operating income goals and Mr. Knuettel's attaining individual goals established by the board of Directors. Under the agreement, Mr. Knuettel received options to purchase up to 262,500 shares of our Common Stock made available under the Plan which vest over a three year period. Subsequent grants of stock options shall vest and be exercisable pursuant to the terms and conditions of the Plan. The exercise price of the options granted pursuant to this employment agreement is and the exercise price of any future options granted to Mr. Knuettel will be the fair market value of our Common Stock on the date such options are granted. Additionally, under the agreement, Mr. Knuettel received a restricted stock award of 152,500 shares of Common Stock which vest over 42 months of Mr. Knuettel's employment with the Company.

         The agreement provides that if Mr. Knuettel is terminated by us without cause or if he terminates his employment agreement for good reason, he will be entitled to his base salary and any bonus then earned and his base salary for the six month period following termination. At the election of Mr. Knuettel, in the event of such termination, his base salary and any bonus then earned is payable by the Company within 45 days after his last day of employment.

         We also have entered into employment agreements with Mr. Bakst and Mr. Gagne which provide for an annual salary to Mr. Bakst in the amount of $135,000 and an annual salary to Mr. Gagne in the amount of $100,008. Other than provisions related to annual salary, the employment agreements contain substantially the same terms. Under these agreements, Mr. Bakst and Mr. Gagne may be awarded options to purchase our common stock in amount which the Board of Directors feels is appropriated based on their performance. Employment under these agreements is at will and therefore the Company may terminate these employees at any time and for any reason.

2004 Stock Option Plan

         The 2004 Stock Option Plan (the "Plan") gives the board of directors the ability to provide incentives through grants or awards of stock options, stock appreciation rights, and restricted stock awards (collectively, "Awards") to present and future employees of the Company. Outside directors, consultants, and other advisors are also eligible to receive Awards under the Plan.

         A total of 5,212,500 shares of our Common Stock are reserved for issuance under the Plan. If an incentive award expires or terminates unexercised or is forfeited, or if any shares are surrendered to us in connection with an Award, the shares subject to such award and the surrendered shares will become available for further awards under the Plan.

         Shares issued under the Plan through the settlement, assumption or substitution of outstanding Awards or obligations to grant future Awards as a condition of acquiring another entity will not reduce the maximum number of shares available under the Plan. In addition, the number of shares subject to the Plan, any number of shares subject to any numerical limit in the Plan, and the number of shares and terms of any Award may be adjusted in the event of any change in our outstanding common stock by reason of any stock dividend, spin-off, split-up, stock split, reverse stock split, recapitalization, reclassification, merger, consolidation, liquidation, business combination or exchange of shares or similar transaction.

         No more than 1,000,000 shares of the authorized shares may be allocated to Awards granted or awarded to any individual participant during any calendar year. Any shares of restricted stock and any shares underlying a grant of options that are forfeited will not count against this limit.

         The board of directors or one of its committees will administer the Plan. If Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), and Rule 16b-3 under the Securities Exchange Act of 1934, as amended, apply to us and the Plan, then each member of the board or committee, which must have at least two members, must meet the standards of independence necessary to be classified as an "outside director" for purposes of Section 162(m) of the Code and a outside director for the purposes of Rule 16b-3. Subject to the terms of the Plan, the committee will have complete authority and discretion to determine the terms of Awards.

         The Plan authorizes the grant of Incentive Stock Options and Nonqualified Stock Options. Incentive Stock Options are stock options that satisfy the requirements of Section 422 of the Code. Nonqualified Stock Options are stock options that do not satisfy the requirements of Section 422 of the Code. Options granted under the Plan entitle the grantee, upon exercise, to purchase a specified number of shares from us at a specified exercise price per share. The committee determines the period of time during which an Option may be exercised, as well as any vesting schedule, except that no Option may be exercised more than 10 years after the date of grant. The exercise price for shares of common stock covered by an Option cannot be less than the fair market value of the common stock on the date of grant.

         Under the Plan, a participant may not surrender an option for the grant of a new option with a lower exercise price or another incentive award. In addition, if a participant's option is cancelled before its termination date, the participant may not receive another option within six months of the cancellation date unless the exercise price of the new option equals or exceeds the exercise price of the cancelled option.

         A stock option may also have a reload feature. Under this feature, if the grantee pays the exercise price in the form of previously owned shares of common stock, then the grantee may receive a reload option for the same number of shares surrendered in payment of the exercise price. The exercise price of the reload option will be equal to the fair market value of the common stock on the date the option is exercised.

         The Plan also authorizes the grant of restricted stock awards on terms and conditions established by the committee. The terms and conditions will include the designation of a restriction period during which the shares are not transferable and are subject to forfeiture.

         The committee may grant stock appreciation rights (SARs) under the Plan. Subject to the terms of the award, SARs entitle the participant to receive a distribution in an amount not to exceed the number of shares of common stock subject to the portion of the SAR exercised multiplied by the difference between the market price of a share of common stock on the date of exercise of the SAR and the market price of a share of common stock on the date of grant of the SAR. Such distributions are payable in cash or shares of common stock, or a combination thereof, as determined by the committee.

         The board may suspend or terminate the Plan without stockholder approval or ratification at any time or from time to time. Unless sooner terminated, the Plan will terminate on December 15, 2014.

         The board may also amend the Plan at any time. In addition, the board may amend the Plan as necessary to comply with the applicable provisions of the American Jobs Creation Act of 2004. No change may be made that increases the total number of shares of common stock reserved for issuance pursuant to Awards, except as described above, or reduces the minimum exercise price for options or exchange of options for other Awards, unless such change is authorized by our stockholders. Generally, a termination or amendment of the Plan will not, without the consent of the participant, adversely affect a participant's rights under an Award previously granted to him or her.

         Awards may not be transferred or exercised by another person except by will or by the laws of descent and distribution.

         The following is a general summary of the current federal income tax treatment of Awards authorized to be granted under the Plan, based upon the current provisions of the Code and regulations promulgated thereunder. The rules governing the tax treatment of such awards are quite technical, so the following discussion of tax consequences is necessarily general in nature and is not complete. In addition, statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances. Finally, this discussion does not address the tax consequences under applicable state and local law.

         Incentive Stock Options. A participant will not recognize income on the grant or exercise of an Incentive Stock Option. However, the difference between the exercise price and the fair market value of the stock on the date of exercise is an adjustment item for purposes of the alternative minimum tax. If a participant does not exercise an Incentive Stock Option within certain specified periods after termination of employment, the participant will recognize ordinary income on the exercise of an Incentive Stock Option in the same manner as on the exercise of a Nonqualified Stock Option, as described below.

         The general rule is that gain or loss from the sale or exchange of shares acquired on the exercise of an Incentive Stock Option will be treated as capital gain or loss. If certain holding period requirements are not satisfied, however, the participant generally will recognize ordinary income at the time of the disposition. Gain recognized on the disposition in excess of the ordinary income resulting therefrom will be capital gain, and any loss recognized will be a capital loss.

         Nonqualified Stock Options and Stock Appreciation Rights. A participant generally is not required to recognize income on the grant of a Nonqualified Stock Option or a Stock Appreciation Right. Instead, ordinary income generally is required to be recognized on the date the Nonqualified Stock Option or Stock Appreciation Right is exercised. In general, the amount of ordinary income required to be recognized is, (a) in the case of a Nonqualified Stock Option, an amount equal to the excess, if any, of the fair market value of the shares on the exercise date over the exercise price, and (b) in the case of a Stock Appreciation Right, the amount of cash and/or the fair market value of any shares received upon exercise plus the amount of taxes withheld from such amounts.

         Restricted Stock. Unless a participant who receives an award of Restricted Stock makes an election under Section 83(b) of the Code as described below, the participant generally is not required to recognize ordinary income on the award of Restricted Stock. Instead, on the date the shares vest (i.e., become transferable and no longer subject to forfeiture), the participant will be required to recognize ordinary income in an amount equal to the excess, if any, of the fair market value of the shares on such date over the amount, if any, paid for such shares. If a participant makes a Section 83(b) election to recognize ordinary income on the date the shares are awarded, the amount of ordinary income required to be recognized is an amount equal to the excess, if any, of the fair market value of the shares on the date of award over the amount, if any, paid for such shares. In such case, the participant will not be required to recognize additional ordinary income when the shares vest.

         Gain or Loss on Sale or Exchange of Shares. In general, gain or loss from the sale or exchange of shares granted or awarded under the Plan will be treated as capital gain or loss, provided that the shares are held as capital assets at the time of the sale or exchange. However, if certain holding period requirements are not satisfied at the time of a sale or exchange of shares acquired upon exercise of an Incentive Stock Option (a "disqualifying disposition"), a participant generally will be required to recognize ordinary income upon such disposition.

         Deductibility by Company. The Company generally is not allowed a deduction in connection with the grant or exercise of an Incentive Stock Option. However, if a participant is required to recognize ordinary income as a result of a disqualifying disposition, we will be entitled to a deduction equal to the amount of ordinary income so recognized. In general, in the case of a Nonqualified Stock Option (including an Incentive Stock Option that is treated as a Nonqualified Stock Option, as described above), a Stock Appreciation Right, and Restricted Stock, we will be allowed a deduction in an amount equal to the amount of ordinary income recognized by a participant, provided that certain income tax reporting requirements are satisfied.

         We are incorporated in the State of Delaware. Under the DGCL the holders of a majority of our outstanding shares entitled to vote must approve the adoption of the Plan. Under the DGCL any action that may be taken at a meeting of the stockholders may also be taken without a meeting and without prior notice if the holders of a majority of the outstanding shares entitled to vote sign a written consent that sets forth the action so taken. Prompt notice of the action so taken must be given to those stockholders who have not consented in writing and who had the right to vote on the matter as to which consent had been solicited.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         As of December 31, 2004, the Company had a loan due from a stockholder totaling $25,000. This loan accrues interest at 7% and is payable on demand.

         In December 2004, the Company executed several promissory notes with an officer and a stockholder to settle outstanding balances owed to the Company. The notes total $781,410 in aggregate and bear interest at prime plus two percent, mature on December 5, 2004 and the earlier of January 31, 2005 or the completion of the Merger and pay interest only until maturity when the principal is due and payable in its entirety. In December 2004, the officer paid the amount that was due on December 5, 2004. As of December 31, 2004, the officer does not owe any money to the Company.

                              SELLING STOCKHOLDERS

         The table below sets forth the name of each Selling Stockholder and the number of shares of Common Stock that each Selling Stockholder may offer pursuant to this prospectus. Unless otherwise set forth herein, to our knowledge, none of the Selling Stockholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates.

         The Selling Stockholders may from time to time offer and sell any or all of the shares of Common Stock under this prospectus. Because the Selling Stockholders may offer all or some of the Common Stock offered pursuant to this prospectus, we cannot estimate how may shares of Common Stock that the Selling Stockholders will hold upon consummation of any such sales.

-----------------------------------------------------------------------------------------------------------------------



                                            Shares Beneficially                                Shares Beneficially
         Name and Address of                       Owned                                           Owned After
           Beneficial Owner                Before the Offering(1)                                  The Offering
--------------------------------------------------------------------    Number of Shares    ---------------------------
                                           Number         Percent        Being Offered         Number       Percent
-----------------------------------------------------------------------------------------------------------------------
Doug Anderson Realty, Ltd.                 24,985            *               24,985
-----------------------------------------------------------------------------------------------------------------------
Grant Hodgins                              99,988            *               99,988
-----------------------------------------------------------------------------------------------------------------------
Rowena Santos                              40,000            *               40,000
-----------------------------------------------------------------------------------------------------------------------
Aubrey Michelle Santos                     24,990            *               24,990
-----------------------------------------------------------------------------------------------------------------------
Manvinder Deol                             50,000            *               50,000
-----------------------------------------------------------------------------------------------------------------------
Faccone Enterprises Ltd.                   50,000            *               50,000
-----------------------------------------------------------------------------------------------------------------------
Jason Soprovich Realty Inc.                50,000            *               50,000
-----------------------------------------------------------------------------------------------------------------------
Robert Allan Slaughter                     40,000            *               40,000
-----------------------------------------------------------------------------------------------------------------------
Thien To                                   40,000            *               40,000
-----------------------------------------------------------------------------------------------------------------------
Lionel Bouvier                             40,000            *               40,000
-----------------------------------------------------------------------------------------------------------------------
Malcolm Bachand                            25,000            *               25,000
-----------------------------------------------------------------------------------------------------------------------
Carlton Securities Ltd.                    25,000            *               25,000
-----------------------------------------------------------------------------------------------------------------------
Code Consulting Ltd.                       25,000            *               25,000
-----------------------------------------------------------------------------------------------------------------------
Richard Crawford                           25,000            *               25,000
-----------------------------------------------------------------------------------------------------------------------
Mark Francioli                             25,000            *               25,000
-----------------------------------------------------------------------------------------------------------------------
Lloyd Guenther                             25,000            *               25,000
-----------------------------------------------------------------------------------------------------------------------
Terry Ho                                   25,000            *               25,000
-----------------------------------------------------------------------------------------------------------------------
LSM Business Services Ltd.                 25,000            *               25,000
-----------------------------------------------------------------------------------------------------------------------
Michael Paraskake                          25,000            *               25,000
-----------------------------------------------------------------------------------------------------------------------
Bruce Bourgaize                            15,000            *               15,000
-----------------------------------------------------------------------------------------------------------------------
Peter Krakowiak                            25,000            *               25,000
-----------------------------------------------------------------------------------------------------------------------
Dan Ashton                                 14,988            *               14,988
-----------------------------------------------------------------------------------------------------------------------
Maxamillion Associates LLC                 70,000            *               70,000
-----------------------------------------------------------------------------------------------------------------------
Michael Kroeger                            50,000            *               50,000
-----------------------------------------------------------------------------------------------------------------------
Byron Blaine Flateland Living Trust        30,000            *               30,000
-----------------------------------------------------------------------------------------------------------------------
Nolan and Penny Stanger                    25,000            *               25,000
-----------------------------------------------------------------------------------------------------------------------
Janis Parmar                               25,000            *               25,000
-----------------------------------------------------------------------------------------------------------------------
Chris Roff                                 25,000            *               25,000
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Henry Polessky                             159,990           *              159,990
-----------------------------------------------------------------------------------------------------------------------
John Heras                                 74,988            *               74,988
-----------------------------------------------------------------------------------------------------------------------
Abdolrahim Motalebpoor-Laylabadi           100,000           *              100,000
-----------------------------------------------------------------------------------------------------------------------
Arthur Cinnamon                            29,988            *               29,988
-----------------------------------------------------------------------------------------------------------------------
Noble Securities Holdings, Inc.            100,000           *              100,000
-----------------------------------------------------------------------------------------------------------------------
Allstar Gold, Inc.                         25,000            *               25,000
-----------------------------------------------------------------------------------------------------------------------
Peter C. Belford, Sr.                      100,000           *              100,000
-----------------------------------------------------------------------------------------------------------------------
Stellar Capital Fund LLC                   250,000           *              250,000
-----------------------------------------------------------------------------------------------------------------------
SYS Holdings                               25,000            *               25,000
-----------------------------------------------------------------------------------------------------------------------
Ken Wong                                   24,988            *               24,988
-----------------------------------------------------------------------------------------------------------------------
Inter-Pro Property Corporation (USA)       350,139         1.03%            350,139
-----------------------------------------------------------------------------------------------------------------------
Eric W.H. Feilden                          30,000            *               30,000
-----------------------------------------------------------------------------------------------------------------------
Duc To                                     25,000            *               25,000
-----------------------------------------------------------------------------------------------------------------------
Rainer E.G. Ludwig                         100,000           *              100,000
-----------------------------------------------------------------------------------------------------------------------
Allandale Services Ltd.                    250,000           *              250,000
-----------------------------------------------------------------------------------------------------------------------
Alcaron Capital Corp.                      99,985            *               99,985
-----------------------------------------------------------------------------------------------------------------------
Croesus Investment Holdings, Inc.          49,988            *               49,988
-----------------------------------------------------------------------------------------------------------------------
Greg Osborne                               70,000            *               70,000
-----------------------------------------------------------------------------------------------------------------------
Teraz Holdings, Inc.                       99,990            *               99,990
-----------------------------------------------------------------------------------------------------------------------
Harpoon Capital                            25,000            *               25,000
-----------------------------------------------------------------------------------------------------------------------
McCrae Associates LLC                      50,000            *               50,000
-----------------------------------------------------------------------------------------------------------------------
Christopher Carlin                         20,000            *               20,000
-----------------------------------------------------------------------------------------------------------------------
William Ward                               100,000           *              100,000
-----------------------------------------------------------------------------------------------------------------------
Michael Weiss                              50,000            *               50,000
-----------------------------------------------------------------------------------------------------------------------
John Rogers & Linda Haack-Rogers           25,000            *               25,000
-----------------------------------------------------------------------------------------------------------------------
RMS Advisors, Inc.                         100,000           *              100,000
-----------------------------------------------------------------------------------------------------------------------
Crown Capital Partners SA                  250,000           *               50,000
-----------------------------------------------------------------------------------------------------------------------
John G. Burns                              50,000            *               50,000
-----------------------------------------------------------------------------------------------------------------------
Rachel Glicksman                           250,000           *              250,000
-----------------------------------------------------------------------------------------------------------------------
Capital Growth Trust                       49,965            *               49,965
-----------------------------------------------------------------------------------------------------------------------
Sean Fitzpatrick                           49,965            *               49,965
-----------------------------------------------------------------------------------------------------------------------
Highgate House LLC                         99,930            *               99,930
-----------------------------------------------------------------------------------------------------------------------
Kerry McVey                                49,965            *               49,965
-----------------------------------------------------------------------------------------------------------------------
Nadine Smith                               300,069           *              300,069
-----------------------------------------------------------------------------------------------------------------------
M. Paul Tompkins                           49,965            *               49,965
-----------------------------------------------------------------------------------------------------------------------
Vitel Ventures Corporation                 549,893         1.63%            549,893
-----------------------------------------------------------------------------------------------------------------------
Michael Clofine                            49,965            *               49,965
-----------------------------------------------------------------------------------------------------------------------
Crown Capital Partners SA                  599,858         1.77%            599,858
-----------------------------------------------------------------------------------------------------------------------
Longview Fund, L.P.                        100,000           *              100,000
-----------------------------------------------------------------------------------------------------------------------
UT Technology Partners I, L.P.             39,950            *               39,950
-----------------------------------------------------------------------------------------------------------------------
UT Technology Partners II, L.P.            10,050            *               10,050
-----------------------------------------------------------------------------------------------------------------------
Thomas G. & Catherine Burns                75,000            *               75,000
-----------------------------------------------------------------------------------------------------------------------
New River Capital Parties, L.P.            250,000           *              250,000
-----------------------------------------------------------------------------------------------------------------------
Thomas Byrne                               25,000            *               25,000
-----------------------------------------------------------------------------------------------------------------------
Contra Partners, L.P.                       7,000            *               7,000
-----------------------------------------------------------------------------------------------------------------------
Contra Offshore Partners, Ltd.             43,000            *               43,000
-----------------------------------------------------------------------------------------------------------------------
Stephen R. Rizzone                         200,000           *              200,000
-----------------------------------------------------------------------------------------------------------------------
Michael Wolfson                            100,000           *              100,000
-----------------------------------------------------------------------------------------------------------------------
J. Mitchell Hull, IRA                      75,000            *               75,000
-----------------------------------------------------------------------------------------------------------------------
James Whipple                              25,000            *               25,000
-----------------------------------------------------------------------------------------------------------------------
Gemini Inc.(2)                             300,000           *              300,000
-----------------------------------------------------------------------------------------------------------------------
CEOcast, Inc.                              20,000            *               20,000
-----------------------------------------------------------------------------------------------------------------------
Next Stage Investments, Inc.               538,071         1.59%            538,071
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
The Finn Family Trust                      103,093           *              103,093
-----------------------------------------------------------------------------------------------------------------------
Martial Chaillet                          1,089,474        3.22%           1,089,474
-----------------------------------------------------------------------------------------------------------------------
Jean Pierre Alvarado                       51,546            *               51,546
-----------------------------------------------------------------------------------------------------------------------
Dixon Yee                                  25,773            *               25,773
-----------------------------------------------------------------------------------------------------------------------
Thomas Deitz                               51,546            *               51,546
-----------------------------------------------------------------------------------------------------------------------
Jon Kraft                                  30,928            *               30,928
-----------------------------------------------------------------------------------------------------------------------
Aaron Eckhart                              144,330           *              144,330
-----------------------------------------------------------------------------------------------------------------------
Aaron Hirschhorn                           69,000            *               69,000
-----------------------------------------------------------------------------------------------------------------------

-------------------------
* Less than 1.0%

(1) Beneficial ownership is calculated based on 33,830,275 shares of our Common Stock outstanding as of April 12, 2005. Beneficial ownership is determined in accordance with Rule 13d-3 of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or become exercisable within 60 days of April 12, 2005 are deemed outstanding even if they have not actually been exercised. Those shares, however, are not deemed outstanding for the purpose of the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder's name, subject to community property laws, where applicable.
(2) Includes 300,000 shares of Common Stock issuable upon exercise of Warrants exercisable within 60 days of April 12, 2005.

                              PLAN OF DISTRIBUTION

         We are registering the common stock covered by this prospectus on behalf of the Selling Stockholders. As used herein, "Selling Stockholders" include donees and pledgees selling shares received from a named Selling Stockholder after the date of this prospectus. We will bear all costs, expenses and fees in connection with the registration of the Common Stock offered hereby. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares of Common Stock will be borne by the Selling Shareholders.

         Each of the Selling Stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. Each of the Selling Stockholders may use any one or more of the following methods when selling shares:

         o ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;
         o block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
         o purchases by a broker dealer as principal and resale by the broker dealer for its account;
         o an exchange distribution in accordance with the rules of the applicable exchange;
         o  privately negotiated transactions;
         o  settlement of short sales created after the date of this prospectus;
         o broker dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;
         o  a combination of any such methods of sale; and
         o  any other method permitted pursuant to applicable law.

         Each of the Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. Broker dealers engaged by the Selling Stockholders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

         Each of the Selling Stockholder may from time to time pledge or grant a security interest in some or all of the shares or common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus.

         The Selling Stockholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

         The Selling Stockholders and any broker dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Selling Stockholders have informed us that none of them have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

         We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                            DESCRIPTION OF SECURITIES

         Our authorized capital stock currently consists of 200,000,000 shares of Common Stock, par value $0.001 per share, and 25,000,000 shares of preferred stock, par value $0.001 per share, the rights and preferences of which may be established from time to time by our Board of Directors. As of April 12, 2005, there were 33,830,275 shares of our Common Stock issued and outstanding, options exercisable for 2,149,195 shares of Common Stock and Warrants exercisable for 300,000 of Common Stock. No other securities, including without limitation any preferred stock, convertible securities, options, warrants, promissory notes or debentures outstanding.

         The description of our securities contained herein is a summary only and may be exclusive of certain information that may be important to you. For more complete information, you should read our Certificate of Incorporation and its restatements and amendments, together with our corporate bylaws.

Common Stock

         Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any shares of preferred stock outstanding at the time, holders of Common Stock are entitled to receive dividends ratably, if any, as may be declared from time to time by our board of directors out of funds legally available therefore.

         Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive ratably, our net assets available after the payment of:

         a. all secured liabilities, including any then outstanding secured debt securities which we may have issued as of such time;

         b. all unsecured liabilities, including any then unsecured outstanding secured debt securities which we may have issued as of such time; and

         c. all liquidation preferences on any then outstanding preferred stock.

         Holders of Common Stock have no preemptive, subscription, redemption or conversion rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

         Our board of directors is authorized, without further stockholder approval, to issue up to 25,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, and to fix the number of shares constituting any series and the designations of these series. These shares may have rights senior to the Common Stock. The issuance of preferred stock may have the effect of delaying or preventing a change in control of us. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of Common Stock or could adversely affect the rights and powers, including voting rights, of the holders of Common Stock. At present, we have no plans to issue any shares of our preferred stock.

         The description of our securities contained herein is a summary only and may be exclusive of certain information that may be important to you. For more complete information, you should read our Certificate of Incorporation and its restatements and amendments, together with our corporate bylaws.

                           DELAWARE ANTI-TAKEOVER LAW

         If we close an initial public offering of our securities, and become listed on a national stock exchange or the NASDAQ Stock Market or have a class of voting stock held by more than 2,000 record holders, we will be governed by the provisions of Section 203 of the General Corporation Law of Delaware. In general, such law prohibits a Delaware public corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless it is approved in a prescribed manner.

         As a result of Section 203 of the General Corporation Law of Delaware, potential acquirers may be discouraged from attempting to effect acquisition transactions with us, thereby possibly depriving holders of our securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to such transactions.

                                  LEGAL MATTERS

         The validity of the Common Stock being offered hereby will be passed upon by McGuireWoods, LLP.

                                     EXPERTS

         The financial statements for the years ended December 31, 2004 and 2003 appearing in this prospectus which is part of this registration statement have been reviewed and audited by Sherb & Co. LLP, and are included in reliance upon such reports given upon the authority of Sherb & Co. LLP, as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act of 1933, as amended, with respect to the Common Stock and shares of Common Stock underlying the Warrants to be offered hereby. As used herein, the term "registration statement" means the initial registration statement and any and all amendments thereto. This prospectus, which is a part of the registration statement, contains all material information about the contents of any agreement or other document filed as an exhibit to the registration statement. For further information with respect to us and our Common Stock and the Warrants, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus concerning the contents of any contract or any other document contain all material information regarding that contract or other document but are not necessarily the full text of that contract or document, and reference is made to such contract or other document filed with the SEC as an exhibit to the registration statement.

         A copy of the registration statement, including the exhibits thereto, may be inspected without charge at the Public Reference section of the commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the SEC: Northeast Regional Office, 233 Broadway, New York, New York 10279; and Midwest Regional Office, 175
W. Jackson Boulevard, Suite 900, Chicago, Illinois 606041. Copies of the registration statement and the exhibits and schedules thereto can be obtained from the Public Reference Section of the SEC upon payment of prescribed fees, or at its web site at http://www.sec.gov.

                          INDEX TO FINANCIAL STATEMENTS
                             INFOSEARCH MEDIA, INC.
                          AUDITED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003


                                                                        Page
                                                                        ----

Report of Registered Public Accounting Firm..........................    F-1

Balance Sheet as of December 31, 2004................................    F-2
Statements of Operations for the years ended
   December 31, 2004 and 2003........................................    F-3
Statements of Stockholders' Deficits for the years ended
   December 31, 2004 and 2003........................................    F-4
Statements of Cash Flows for the years ended
   December 31, 2004 and 2003........................................    F-5

Notes to Financial Statements........................................    F-6

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors
InfoSearch Media, Inc.
Marina Del Rey, California

We have audited the accompanying balance sheet of InfoSearch Media, Inc. as of December 31, 2004 and the related statements of operations, stockholders' deficit and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of InfoSearch Media, Inc. as of December 31, 2004 and the results of their operations and their cash flows for the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred significant losses as more fully described in Note 2. These issues raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                             /s/ Sherb & Co., LLP
                                                 -------------------------------
                                                 Certified Public Accountants

New York, New York
March 11, 2005

                             INFOSEARCH MEDIA, INC.

                                 BALANCE SHEET

                               DECEMBER 31, 2004

                                     ASSETS
CURRENT ASSETS:
    Cash                                                                                $     1,328,958
    Accounts receivable                                                                         135,026
    Subscription receivable                                                                   3,478,261
    Due from related parties                                                                     25,000
    Prepaid expenses and other current assets                                                    49,056
                                                                                         ---------------
        TOTAL CURRENT ASSETS                                                                  5,016,301

EMPLOYEE ADVANCE                                                                                  4,000
PROPERTY AND EQUIPMENT                                                                          291,720
SECURITY DEPOSIT                                                                                 37,500
                                                                                         ---------------
TOTAL ASSETS                                                                            $     5,349,521
                                                                                         ---------------

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
    Accounts payable and accrued expenses, payroll and taxes                            $       547,978
    Provision for income taxes                                                                  100,000
    Deferred revenue                                                                          2,865,726
    Provision for refunds payable                                                               798,810
    Current portion of capital lease obligations                                                 31,975
                                                                                         ---------------
        TOTAL CURRENT LIABILITIES                                                             4,344,489

CAPITAL LEASE OBLIGATIONS                                                                        50,684

DEFERRED REVENUE                                                                              4,370,363

STOCKHOLDERS' DEFICIT:
    Preferred stock, undesignated, par value $0.001 per share, 25,000,000 shares authorized; no shares issued and outstanding;
    Common stock, $0.001 par value, authorized 200,000,000 shares;
            issued and outstanding 33,560,275                                                    33,561
    Additional paid in capital                                                                3,414,700
    Accumulated deficit                                                                      (6,864,276
                                                                                         ---------------
        TOTAL STOCKHOLDERS' DEFICIT                                                          (3,416,015
                                                                                         ---------------
                                                                                        $     5,349,521
                                                                                         ---------------

    The accompanying notes are an integral part of the financial statements

                             INFOSEARCH MEDIA, INC.

                            STATEMENTS OF OPERATIONS

                                                                       Year Ended December 31,
                                                                  --------------------------------
                                                                        2004             2003
                                                                  ---------------   --------------
NET SALES                                                        $     2,799,622   $      611,654
COST OF SALES                                                          1,650,907          670,803
                                                                  ---------------   --------------
GROSS PROFIT                                                           1,148,715          (59,149
                                                                  ---------------   --------------
COSTS AND EXPENSES:
    Selling expenses                                                   2,299,243          754,204
    General and administrative                                         3,163,017          985,195
                                                                  ---------------   --------------
              TOTAL COSTS AND EXPENSES                                 5,462,260        1,739,399
                                                                  ---------------   --------------
LOSS FROM OPERATIONS                                                  (4,313,545)      (1,798,548

INTEREST EXPENSE                                                          (9,319)          (2,906
                                                                  ---------------   --------------
NET LOSS                                                         $    (4,322,864)  $   (1,801,454
                                                                  ===============   ==============
LOSS PER SHARE - BASIC AND DILUTED                               $         (0.13)  $        (0.05)
                                                                  ===============   ==============
WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION
    OF BASIC AND DILUTED LOSS PER SHARE                               33,560,275       33,560,275
                                                                  ===============   ==============

    The accompanying notes are an integral part of the financial statements

                             INFOSEARCH MEDIA, INC.

                       STATEMENTS OF STOCKHOLDERS DEFICIT


                                               Common Stock             Additional       Other                           Total
                                        -----------------------------    Paid-In     Comprehensive    Accumulated     Stockholders'
                                           Shares           Amount        Capital        Income          Deficit        Deficit
                                        -------------    ------------   ----------   -------------    -------------  --------------
 BALANCE - December 31, 2002               7,880,520     $      7,881   $  248,282    $         --     $  (518,351)    $  (262,188)

   Foreign currency translation                   --               --           --           3,262              --           3,262
   Net loss                                       --               --           --              --      (1,801,454)     (1,801,454)
                                        -------------    ------------   ----------   -------------    -------------  -------------
 BALANCE - December 31, 2003               7,880,520            7,881      248,282           3,262      (2,319,805)     (2,060,380)

   Stock dividend                         30,420,685           30,421           --              --              --          30,421
   Effect of reverse acquisition          (8,440,798)          (8,441)    (308,143)         (3,262)             --        (319,846)
   Subscription receivable                 3,699,868            3,700    3,474,561              --              --       3,478,261
        Net loss                                  --               --           --              --      (4,544,471)     (4,544,471)
                                        -------------    ------------   ----------   -------------    -------------  -------------
 BALANCE - December 31, 2004              33,560,275     $     33,561   $3,414,700   $          --     $(6,864,276)    $(3,416,015)
                                        =============    ============   ==========   =============    =============  =============

    The accompanying notes are an integral part of the financial statements

                             INFOSEARCH MEDIA, INC.

                            STATEMENTS OF CASH FLOWS

                                                                          Year Ended December 31,
                                                                       ----------------------------
                                                                             2004           2003
                                                                       -------------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                          $  (4,322,864)  $ (1,801,454)
                                                                       -------------   ------------
    Adjustments to reconcile net loss to
        net cash provided by operating activities:
            Depreciation and amortization                                    77,798         19,933

    Changes in assets and liabilities:
        Accounts receivable                                                (106,872)       (28,154
        Prepaid expenses                                                    (31,652)       (17,404
        Security deposit                                                         --        (37,500
        Accounts payable and accrued expenses                               192,782        127,120
        Provision for refunds payable                                       798,810             --
        Deferred revenue                                                  4,655,910      2,092,355
                                                                       -------------  -------------
            Total adjustments                                             5,586,776      2,156,350
                                                                       -------------  -------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                 1,263,912        354,896
                                                                       -------------  -------------
CASH FLOWS FROM INVESTING ACTIVITIES
    Capital expenditures                                                   (190,109)       (80,862)
                                                                       -------------  -------------
NET CASH USED IN INVESTING ACTIVITIES                                      (190,109)       (80,862)
                                                                       -------------  -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Principal payments of capital lease obligations                         (20,737)        (5,494)
    Loan to stockholders                                                     69,486       (104,535)
    Employee advances                                                        (4,000)            --
    Sale of common stock                                                         --         40,000
                                                                       -------------  -------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                          44,749        (70,029)
                                                                       -------------  -------------
NET INCREASE IN CASH                                                      1,118,552        204,005

CASH - BEGINNING OF YEAR                                                    210,406          6,401
                                                                       -------------  -------------
CASH - END OF YEAR                                                    $   1,328,958  $     210,406
                                                                       =============  =============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
    INFORMATION:
        Cash paid for Interest                                        $       9,319  $       2,906
                                                                       =============  =============
        Cash paid for Taxes                                           $      16,982  $         800
                                                                       =============  =============
        Capital leases                                                $      90,348  $       6,921
                                                                       =============  =============
        Subscription receivable                                       $   3,478,261  $          --
                                                                       =============  =============
        Deferred equity costs                                         $     221,607  $          --
                                                                       =============  =============
        Tax provision                                                 $     100,000  $          --
                                                                       =============  =============

    The accompanying notes are an integral part of the financial statements

                             InfoSearch Media, Inc.
                        Notes to the Financial Statements
                 For the Years Ended December 31, 2004 and 2003

1.       Organization and Nature of Operations

         Trafficlogic, Inc. (the "Company") merged into MAC Worldwide, Inc. ("MAC") on December 31, 2004 and changed its name to InfoSearch Media, Inc. ("InfoSearch Media"). As such, three related transactions were completed: (1) the merger (the "Merger") of Trafficlogic, Inc., a California corporation ("Trafficlogic") with and into a newly organized and wholly-owned subsidiary, Trafficlogic Acquisition Corp., a Delaware corporation ("Acquisition Sub"); (2) the disposition of MAC's wholly-owned operating subsidiary, Mimi & Coco, Inc., a Canadian corporation ("Mimi & Coco") (the "Split-Off"); and (3) the closing of a private placement offering of common stock, par value $0.001 per share (the "Common Stock") (the "Private Placement Transaction").

         The Company was a Sub Chapter S Corporation and is a Los Angeles-based global developer of leading-edge content based solutions that support the organic search marketing initiatives of its customers. The Company delivers branded original content directly to its customers' web sites. Further, the Company provides professional click-to-sale tracking and other analytical support. The Company lost its S election on January 5, 2004.

       On December 31, 2004, the Company completed a reverse triangular merger with MAC via its Acquisition Sub. MAC became the surviving company of the merger and changed its name to InfoSearch Media, Inc.

2.       Going Concern

         The accompanying financial statements have been prepared on a going-concern basis, which presumes that the Company will be able to continue to meet its obligations and realize its assets in the normal course of business.

         As shown in the accompanying financial statements, the Company has a history of losses with an accumulated deficit of $6,864,276 at December 31, 2004 and, as of that date, a stockholders deficit of $3,416,015. These conditions raise doubt about the Company's ability to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to ultimately attain profitable operations, generate sufficient cash flow to meet its obligations, and obtain additional financing as may be required.

         As an early stage growth company accumulated deficits are to be expected. As part of the growth process, the Company has added new revenue streams, is developing joint-ventures with major industry players and has engaged a bank to seek additional growth capital. These efforts are ongoing and management believes that the Company has sufficient capital to fund its operations through December, 2005.

3.       Summary of Significant Accounting Policies

         These financial statements have been prepared in accordance with generally accepted accounting principles in the United States. The significant accounting policies used in the preparation of these financial statements are summarized below.

         Revenue Recognition

         The Company's revenues are derived principally from services, which include listing and placement fees on selected websites.

         The Company recognizes revenue on arrangements in according with Securities and Exchange Commission Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" and 104 "Revenue Recognition," and Emerging Issues Task Force Issue 00-21, "Revenue Arrangements with Multiple Deliverables." In all cases, revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectibility of the resulting receivable is reasonably assured.

         Customer deposits are initially recorded as deferred revenue. The Company recognizes revenue as earned on a click through basis. As the traffic moves through the web sites per click, the contract amount is recognized as revenue. "Click-throughs" are defined as the number of times a user clicks on an advertisement or search result.

         In 2004 approximately 45% of the Company's revenues were derived from one client's advertising. This client pays the Company fees at the end of each month for clicks on links displayed on the Company's websites that are sponsored by this client. The Company recognizes the revenue as reported to it by this client at the end of each month.

         The Company also receives revenue from web site design, web site content development and web traffic analysis. For these services, revenue is recognized when the service is complete, such as the design or analysis is delivered to and accepted by the customer. If a customer deposit is received in advance of work being completed, a deferred revenue liability account entry is created until the revenue is recognized.

         Cost of Sales

         A significant portion of the Company's cost of sales is related to content development for the web sites and advertising and is created through independent contractors. As such, the Company recognizes and expenses these costs at the time of delivery of the content.

         Advertising Costs

         The Company incurs advertising costs as part of its placement and listing services. The expense is recognized as the advertisements are placed. Advertising expense for years ended December 31, 2004 and 2003 were $421,780 and $49,627, respectively.

         Cash and Cash Equivalents

         Cash and cash equivalents include cash on hand and cash in banks in demand and time deposit accounts with maturities of 90 days or less.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         Concentrations of Credit Risk

         Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, and cash equivalents and trade receivables. The Company maintains cash and cash equivalents with high-credit, quality financial institutions. At December 31, 2004 the cash balances held at financial institutions were in excess of federally insured limits.

         Credit is generally extended based upon an evaluation of each customer's financial condition, with terms consistent in the industry and no collateral required. The Company determines an allowance for collectibility on a periodic basis. Amounts are written off against the allowance in the period the Company determines that the receivable is uncollectible. The Company has one significant customer that makes up substantially all of the accounts receivable, however, there has not been any collection problems with the account. Sales to this major customer for year ended December 31, 2004 were 45% of total company sales.

         Fair Value of Financial Instruments

         The Company considers its financial instruments, which are carried at cost, to approximate fair value due to their near-term maturities.

         Long-Lived Assets

         Property and equipment is stated at cost and depreciation is provided for by the straight-line method over the related assets' estimated economic lives ranging from three to five years. Amortization of leasehold improvements is provided for by the straight-line method over the lesser of the estimated economic useful lives or the lease term. Property under capital leases is amortized over the lease terms and included in depreciation and amortization expense.

         Deferred Revenue

         Deferred revenue represents all payments received from customers in excess of revenue earned based on click-through activity (web site visitations) and will be recognized as actual click-throughs occur.

         Income Taxes

         The Company follows Statement of Financial Accounting Standards No. 109
- Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

         Accounting for Stock-Based Compensation

         During the years ended December 31, 2003 and 2004, there were 1,639,634 and 600,000 options were granted respectively, see Note 10, "Stock Option Plan". Financial Accounting Statement No. 123, Accounting for Stock Based Compensation, encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company has adopted the "disclosure only" alternative described in SFAS 123 and SFAS 148, which require pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied.

         The fair value of the options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions at December 31, 2003 and 2004:

    Average risk free interest rate                     5.0%
    Expected lives (in years)                            10
    Dividend yield                                        0
    Expected volatility                                   0

    The following table presents the pro-forma net loss and net loss per share after giving effect to FAS123, "Accounting for Stock Based Compensation".

--------------------------------------------------------------------------------
                                       December 31, 2003    December 31, 2004
--------------------------------------------------------------------------------
Net loss as reported                   $(1,801,454)         $(4,322,864)
--------------------------------------------------------------------------------
Less: FAS123 stock option expense      $153,296             $215,130
--------------------------------------------------------------------------------
Pro-forma net loss                     $(1,954,750)         $(4,537,994)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Net loss per share as reported:
--------------------------------------------------------------------------------
Basic                                  $(0.05)              $(0.13)
--------------------------------------------------------------------------------
Diluted                                $(0.05)              $(0.12)
--------------------------------------------------------------------------------
Pro-forma net loss per share:
--------------------------------------------------------------------------------
Basic                                  $(0.06)              $(0.14)
--------------------------------------------------------------------------------
Diluted                                $(0.05)              $(0.13)
--------------------------------------------------------------------------------

         Applying SFAS 148 may not be representative of the effects on pro forma net income (loss) for future years as options vest over several years and additional awards will likely be made each year.

         Recent Accounting Pronouncements

         In December 2004, the FASB issued Statement 123 r (revised 2004) which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. This Statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award--the requisite service period (usually the vesting period). The Company files as a small business issuer and must meet the requirements of this Statement for accounting periods after December 15, 2005. Adoption of FASB 123r will have a significant impact on the financial statements of the Company through the expensing of stock option grants.

4.       Accounts Receivable

         At December 31, 2004, one customer accounted for all of the Company's accounts receivable. That customer also accounted for 45% of revenue over the year ended December 31, 2004. The Company has not experienced any problem with collectibility of the receivable.

5.       Property and Equipment

         The property and equipment for the year ended December 31, 2004 was:

                  Computer equipment                           $256,303
                  Software                                       31,841
                  Other equipment                                36,600
                  Furniture and fixtures                         36,521
                  Leasehold Improvements                         39,917
                                                           ------------
                  Total fixed assets                            401,182
                  Less: Accumulated depreciation               (109,462)
                                                              ---------
                  Net property and equipment                   $291,720
                                                           ============

         Depreciation expense for years ended December 31, 2004 and 2003 were $77,798 and $19,933, respectively.

         Property and equipment under capital leases were $108,893 and $18,545 at December 31, 2004 and 2003, respectively.

6.       Deferred Revenue

         Deferred revenue represents all payments received from customers in excess of revenue earned based on click-through activity (web site visitations) and will be recognized as actual click-throughs occur.

         As of December 31, 2004 the current portion of the deferred revenue is $2,865,726 and the long term portion of the deferred revenue is $4,370,363. The Company allocates between the current portion and the long term portion based upon its historical experience and its estimate of click through activity over the succeeding twelve months.

7.       Income Taxes

         The following table reconciles the Federal statutory rate of 35% to the Company's effective tax rate:

                                                                Year Ended December 31,
                                                            --------------------------------
                                                               2004                2003
                                                            --------------     -------------
                                                                                (Pro-forma)
         Expected income tax (benefit)                     $  (1,492,000)     $   (631,000)
         State tax (benefit), net of Federal effect             (213,000)          (90,000)
         Increase in valuation allowance                       1,705,000           721,000
                                                            --------------     -------------
                                                           $        -         $       -
                                                            ==============     =============

         Prior to 2004, the Company and its stockholders elected to be taxed under subchapter S of the Internal Revenue Code. As a result, all items of income or loss passed to the stockholders, and the stockholders were liable for all Federal and State income taxes on income earned by the Company through December 31, 2003. Therefore, the above reconciliation for 2003 is for pro-forma purposes only.

         Prior to 2004, the Company reported its income and deductions utilizing the cash method of accounting for Federal income tax purposes. Accordingly, certain items of income and expense were recognized in different years for income tax purposes than they were for financial statement purposes. Effective, January 1, 2004, the Company, under procedures established by the Internal Revenue Service ("IRS"), will be changing its method of accounting from the cash method to the accrual method. Simultaneously, the Company will be seeking to defer the recognition of income on its deferred revenue. The Company is not assured that the IRS will agree to allow the Company to defer such recognition. If the IRS does not permit the deferral, the Company could be liable for $450,000 in current income taxes for the year ended December 31, 2004.

         The components of the Company's deferred tax asset at December 31, 2004 are as follows:

         Net operating loss                              $      1,705,000
         Valuation allowance                                   (1,705,000)
                                                             --------------
                                                         $           -
                                                             ==============

         As of December 31, 2004, the Company has net operating losses totaling approximately $4,263,000, which will expire in 2024.

8.       Net Loss Per Share

         Net loss per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. Common equivalent shares are excluded from the computation of net loss per share as their effect would be anti-dilutive. There were 2,239,634 potentially dilutive shares outstanding as of December 31, 2004.

9.       Stockholders' Deficit

         The authorized capital stock currently consists of 200,000,000 shares of Common Stock, par value $0.001 per share, and 25,000,000 shares of preferred stock, par value $0.001 per share, the rights and preferences of which may be established from time to time by our Board of Directors. As of December 31, 2004, there were 33,560,275 shares of our Common Stock issued and outstanding and options exercisable for 2,239,634 shares of Common Stock. No other securities, including without limitation any preferred stock, convertible securities, options, warrants, promissory notes or debentures are outstanding.

     Common Stock

     Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any shares of preferred stock outstanding at the time, holders of Common Stock are entitled to receive dividends ratably, if any, as may be declared from time to time by our board of directors out of funds legally available therefore.

     Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive ratably, our net assets available after the payment of:

         d. all secured liabilities, including any then outstanding secured debt securities which we may have issued as of such time;

         e. all unsecured liabilities, including any then unsecured outstanding secured debt securities which we may have issued as of such time; and

         f. all liquidation preferences on any then outstanding preferred stock.

     Holders of Common Stock have no preemptive, subscription, redemption or conversion rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

         Preferred Stock

         Our board of directors is authorized, without further stockholder approval, to issue up to 25,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, and to fix the number of shares constituting any series and the designations of these series. These shares may have rights senior to the Common Stock. The issuance of preferred stock may have the effect of delaying or preventing a change in control of us. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of Common Stock or could adversely affect the rights and powers, including voting rights, of the holders of Common Stock. At present, we have no plans to issue any shares of our preferred stock.

         The description of our securities contained herein is a summary only and may be exclusive of certain information that may be important to you. For more complete information, you should read our Certificate of Incorporation and its restatements and amendments, together with our corporate bylaws.

10.      Stock Option Plan

         The 2004 Stock Option Plan (the "Plan") gives the board of directors the ability to provide incentives through grants or awards of stock options, stock appreciation rights, and restricted stock awards (collectively, "Awards") to present and future employees of us and our affiliated companies. Outside directors, consultants, and other advisors are also eligible to receive Awards under the Plan.

         A total of 5,212,500 shares of our Common Stock are reserved for issuance under the Plan. If an incentive award expires or terminates unexercised or is forfeited, or if any shares are surrendered to us in connection with an Award, the shares subject to such award and the surrendered shares will become available for further awards under the Plan.

         Shares issued under the Plan through the settlement, assumption or substitution of outstanding Awards or obligations to grant future Awards as a condition of acquiring another entity will not reduce the maximum number of shares available under the Plan. In addition, the number of shares subject to the Plan, any number of shares subject to any numerical limit in the Plan, and the number of shares and terms of any Award may be adjusted in the event of any change in our outstanding common stock by reason of any stock dividend, spin-off, split-up, stock split, reverse stock split, recapitalization, reclassification, merger, consolidation, liquidation, business combination or exchange of shares or similar transaction.

         No more than 1,000,000 shares of the authorized shares may be allocated to Awards granted or awarded to any individual participant during any calendar year. Any shares of restricted stock and any shares underlying a grant of options that are forfeited will not count against this limit.

         The board of directors or one of its committees will administer the Plan. If Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), and Rule 16b-3 under the Securities Exchange Act of 1934, as amended, apply to us and the Plan, then each member of the board or committee, which must have at least two members, must meet the standards of independence necessary to be classified as an "outside director" for purposes of Section 162(m) of the Code and a outside director for the purposes of Rule 16b-3. Subject to the terms of the Plan, the committee will have complete authority and discretion to determine the terms of Awards.

         The Plan authorizes the grant of Incentive Stock Options and Nonqualified Stock Options. Incentive Stock Options are stock options that satisfy the requirements of Section 422 of the Code. Nonqualified Stock Options are stock options that do not satisfy the requirements of Section 422 of the Code. Options granted under the Plan entitle the grantee, upon exercise, to purchase a specified number of shares from us at a specified exercise price per share. The committee determines the period of time during which an Option may be exercised, as well as any vesting schedule, except that no Option may be exercised more than 10 years after the date of grant. The exercise price for shares of common stock covered by an Option cannot be less than the fair market value of the common stock on the date of grant.

Stock option transactions under the Plan were as follows:

                                                                                     Weighted
                                                            Number of                Average
                                                            Shares                   Exercise Price
                                                            --------------------     ------------------
         Outstanding options at January 1, 2004             2,239,634                $1.00
         Options expired or cancelled
-------------------------------------------------------------------------------------------------------
Outstanding options at December 31, 2004                    2,239,634                $1.00

The following information applies to options outstanding at December 31, 2004:

                                                                                Options
                                              Options outstanding               Exercisable
                                    ---------------------------------------     ----------------
                                                           Weighted
                                                           average
                                    Number                 remaining            Number
        Exercise price              outstanding            life (years)         Exercisable
        ------------------------    ------------------     ----------------     ----------------
        $1.00                       2,239,634              8.7                  616,420

11.      Related Party Transactions.

         As of December 31, 2004, the Company had a loan due from a stockholder totaling $25,000. This loan accrues interest at 7% and is payable on demand.

         In December 2004, the Company signed several promissory note agreements with an officer and a stockholder to settle outstanding balances owed to the Company. The notes total $781,410 in aggregate and bear interest at prime plus two percent, mature on December 5, 2004 and the earlier of

January 31, 2005 or the completion of a merger of the Company into MAC Worldwide and pay interest only until maturity when the principal is due and payable in its entirety. In December 2004 the officer paid the amount that was due on December 5, 2004. As of December 31, 2004, the officer does not owe any money to the Company.

12.      Commitments and Contingencies

         The Company has entered into a non-cancelable operating lease for facilities through August 31, 2006. Rental expense was approximately $152,000 and $98,984 for years ended December 31, 2004 and 2003, respectively. At December 31, 2004, the future minimum lease payments for the years ending December 31 are as follows:

                2005     $158,000
                2006     $108,000

         The Company has entered into capital leases for equipment. The leases are for 24 and 36 months and contain bargain purchase provisions so that the Company can purchase the equipment at the end of each lease. The following sets forth the minimum future lease payments and present values of the net minimum lease payments under these capital leases:

                Year ended December 31,
                2005                                                 $44,717
                2006                                                  39,795
                2007                                                  18,632
                                                                ------------
                Total minimum lease payments                         103,144
                Less: Imputed interest                               (20,486)
                                                                ------------
                Present value of net minimum lease payments         $ 82,658
                                                                ============

         The capitalized lease payments for the years ended December 31, 2004 and 2003 were $28,414 and $7,967, respectively.

         Provision for refunds payable

         The Company has estimated that it has guaranteed a certain amount of traffic to various customers. If the traffic is not delivered in the stipulated period the customer is entitled to a full refund of the deferred revenue balance. As of December 31, 2004 the Company had delivered 80% of the guaranteed traffic. For the remaining balances the Company has set up a $798,810 reserve for refunds payable.

       Provision for income taxes

       As part of the merger with MAC the Company agreed to pay any potential taxes liability related to the sale of the assets of Mimi and Cocos to certain shareholders of MAC. The Company has reserved $100,000 for such potential liability.

       Employment agreement

       On December 29, 2004 the Company signed a two year employment agreement with its President and Director ("President") which will automatically renew from year to year unless terminated by either party. The terms of the agreement include: Annual salary of $175,000, with a minimum increase of 10%; an annual bonus not to exceed $175,000 to be approved by the Board; 600,000 stock option grants at an exercise price of $1, the fair market value per share of the Company common stock at the date of this Agreement, to be vested 1/3 upon the six month anniversary of the grant date, 1/3 upon the one year anniversary of the grant date and the remainder upon the second anniversary of the grant date.

13.      Private Placement and Merger

       On December 31, 2004, the Company completed a reverse triangular merger with MAC via its Acquisition Sub. MAC became the surviving company of the merger and changed its name to InfoSearch Media, Inc. At the effective time of the Merger (the "Effective Time"), the Company discontinued the current business plan to pursue the business and plan and operations of TrafficLogic. At the same time, all of the issued and outstanding shares of capital stock of Mimi & Coco, a subsidiary of MAC, were sold to Vincenzo Cavallo and Anthony Cavallo in consideration for 24,301,170 shares of Common Stock which have been retired (the "Split-Off"). Also, at the Effective Time, the holders of shares of common stock and options of TrafficLogic received 17,500,000 shares of Common Stock and Common Stock Equivalents, the former stockholders of MAC retained 14,000,035 shares of Common Stock and, the investors purchasing Common Stock in the Private Placement Transaction were sold 3,699,868 shares of Common Stock.

         As of December 31, 2004, the Company had sold 3,699,868 shares through the Private Placement for $3,478,261, net of expenses. The money was received by the Company on January 3, 2005.

         In the private placement the Company has a requirement to file a Registration Statement within 60 days of the closing of the private placement and has a requirement to get the statement effective within 120 days of the closing. The Company filed a form SB-2 registration statement on February 14, 2005 thereby meeting the filing requirement. The Company must get the registration statement effective by the end of the April, 2005 or there is a penalty of 1% of the principal amount of the proceeds. At this time the Company believes that it will meet this requirement as well.

14.      Subsequent Events

         On January 1, 2005 the Company issued 300,000 common stock warrants to a financial advisor for services rendered in the merger. The warrants are exercisable at $1.00 per share, vest immediately and have a term of five years. On January 24, 2005, the Company issued options to purchase 150,000 shares of the Company's common stock to advisors for services rendered to the Company.

         On February 14, 2005 the Company filed a registration statement on form SB-2 to register 19,682,105 shares of common stock pursuant to the merger completed on December 31, 2004.

              SUBJECT TO COMPLETION, THIS PRELIMINARY PROSPECTUS IS
                              DATED APRIL 22, 2005


                        9,023,343 Shares of Common Stock


                             InfoSearch Media, Inc.






                             PRELIMINARY PROSPECTUS







                                 April 22, 2005

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  Indemnification of Directors and Officers.

         Section 145 of the Delaware General Corporation Law (the "DGCL") allows for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. The Company's certificate of incorporation and the Company's bylaws authorize indemnification of the registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the DGCL. The Company maintains liability insurance for the benefit of its directors and certain of its officers.

         The above discussion of the DGCL and of the Company's certificate of incorporation, bylaws and indemnification agreements is not intended to be exhaustive and is qualified in its entirety by such statutes, amended and restated certificate of incorporation, bylaws and indemnification agreements.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company t in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 25.  Other Expenses of Issuance and Distribution.

         Set forth below is an estimate (except for registration fees, which are actual) of the approximate amount of the fees and expenses (other than underwriting commissions and discounts) payable by the Company in connection with the issuance and distribution of the shares of Common Stock.

                                                                Estimated
Expense                                                          Amount
-------                                                        -----------

Securities and Exchange Commission Registration Fee.......      $  8,779
Printing and Engraving Expenses...........................      $  5,000
Legal Fees and Expenses...................................      $ 50,000
Accounting Fees and Expenses..............................      $  5,000
Transfer Agent Fees and Expenses..........................      $      0
Miscellaneous............................................       $      0
                                                              ------------
      Total...............................................      $ 68,779

Item 26.  Recent Sales of Unregistered Securities.

There have been no sales of unregistered securities within the last three years which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following:

As a result of the Merger, the Company became obligated to issue 17,500,000 shares of our Common Stock and common stock equivalents to the former shareholders of TrafficLogic in exchange for the cancellation of all the outstanding shares of common stock and common stock equivalents of TrafficLogic as of the effective date of the Merger. In issuing these unregistered securities in the Merger, the Company relied on the exemptions from registration provided by Section 4(2) of the Securities Act and Regulation D promulgated thereunder, because the transaction did not involve any public offering and was made in connection with a privately negotiated merger transaction approved by the board of directors and a majority of the shareholders of TrafficLogic.

Upon the closing of the Private Placement Transaction, on December 31, 2004, the Registrant sold 3,699,868 shares of Common Stock to the investors in the Private Placement Transaction, at a price of $1.00 per share. In connection with the Merger and the Private Placement Transaction we issued a Warrant exercisable for 300,000 shares of Common Stock to our financial advisor. These securities where offered and sold by the Company in reliance on exemptions from registration provided by Section 4(2) of the Securities Act and Regulation D promulgated thereunder. The investors in the Private Placement Transaction were all "accredited investors" as that term is defined under Regulation D. The investors were provided a confidential offering memorandum and executed individual subscription agreements in which they made representations regarding their sophistication and qualifications as accredited investors.

On January 24, 2005, pursuant to a letter agreement between the Company and an investor relations firm, the Company issued Options exercisable for 150,000 shares of Common Stock. The Company relied on the exemptions from registration provided by Section 4(2) of the Securities Act and Regulation D promulgated thereunder, because the transaction did not involve any public offering and was made in connection with a privately negotiated transaction.

On February 16, 2005, pursuant to a consulting agreement between the Company and our investor relations firm, the Company issued 20,000 shares of our Common Stock to our investor relations firm. The Company relied on the exemptions from registration provided by Section 4(2) of the Securities Act and Regulation D promulgated thereunder, because the transaction did not involve any public offering and was made in connection with a privately negotiated transaction.

On March 1, 2005, the Company issued 250,000 shares of our Common Stock in a private placement transaction to an accredited investor. These securities where offered and sold by the Company in reliance on exemptions from registration provided by Section 4(2) of the Securities Act and Regulation D promulgated thereunder. The investor was an "accredited investor" as that term is defined under Regulation D. The investor was provided a confidential offering memorandum and executed individual subscription agreements in which the investor made representations regarding its sophistication and qualifications as an accredited investor.

Item 27.  Exhibits

---------------------------------------------------------------------------------------------------------------------
Exhibit No.     Description                                        Incorporated by Reference to Filings Indicated
---------------------------------------------------------------------------------------------------------------------
2.1             Agreement and Plan of Merger and Reorganization    Exhibit 2.1 to Company's Current Report on Form
                dated as of December 30, 2004 among                8-K filed on January 4, 2005 File No. 333-97385
                TrafficLogic, Inc., MAC Worldwide, Inc. and
                TrafficLogic Acquisition Corp.
---------------------------------------------------------------------------------------------------------------------
2.2             Split Off Agreement dated December 30, 2004        Exhibit 2.2 to Company's Current Report on Form
                among MAC Wordwide, Inc., Vincenzo Cavallo,        8-K filed on January 4, 2005 File No. 333-97385
                Anthony Cavallo, Mimi & Coco, Inc. and
                TrafficLogic, Inc.
---------------------------------------------------------------------------------------------------------------------
3.1.1           Certificate of Incorporation                       Exhibit 3.1 to Company's Form SB-2 filed on July
                                                                   31, 2002, File Number 333-97385)
---------------------------------------------------------------------------------------------------------------------
3.1.2           Certificate of Amendment to Certificate of         Exhibit 3.1.2 to Company's Current Report on
                Incorporation of MAC Worldwide, Inc.               Form 8-K filed on January 4, 2005 File No.
                                                                   333-97385
---------------------------------------------------------------------------------------------------------------------
3.1.3           Certificate of Amendment to Certificate of         Exhibit 3.1.3 to Company's Current Report on
                Incorporation of MAC Worldwide, Inc.               Form 8-K filed on January 4, 2005 File No.
                                                                   333-97385
---------------------------------------------------------------------------------------------------------------------
3.2             By laws of MAC Worldwide, Inc.                     Exhibit 3.2 to Company's Form SB-2 filed on July
                                                                   31, 2002, File Number 333-97385
---------------------------------------------------------------------------------------------------------------------
5.1             Opinion of McGuireWoods LLP                        Exhibit 5.1 to Company's Form SB-2 filed on
                                                                   February 14, 2005 File No. 333-122814
---------------------------------------------------------------------------------------------------------------------
10.1            Employment Agreement dated December 29, 2004       Exhibit 10.1 to Company's Current Report on Form
                between InfoSearch Media, Inc. and Steve Lazuka    8-K filed on January 4, 2005 File No. 333-97385
---------------------------------------------------------------------------------------------------------------------
10.2            Engagement Agreement dated September 27, 2004      Exhibit 10.2 to Company's Current Report on Form
                between TrafficLogic, Inc. and CFO 911             8-K filed on January 4, 2005 File No. 333-97385
---------------------------------------------------------------------------------------------------------------------
10.3            Lock Up Agreements between MAC Worldwide, Inc.     Exhibit 10.3 to Company's Current Report on Form
                and TrafficLogic, Inc. related to Common Stock     8-K filed on January 4, 2005 File No. 333-97385
                acquired in the Merger by Steve Lazuka, Charles
                Dargan, Kelly Bakst and David Gagne
---------------------------------------------------------------------------------------------------------------------

10.4            Indemnity Agreements dated December 31, 2004       Exhibit 10.4 to Company's Current Report on Form
                between InfoSearch Media, Inc. and Steve Lazuka,   8-K filed on January 4, 2005 File No. 333-97385
                Charles Dargan, and Kelly Bakst
---------------------------------------------------------------------------------------------------------------------
10.5            2004 Stock Option Plan                             Exhibit 10.5 to Company's Current Report on Form
                                                                   8-K filed on January 4, 2005 File No. 333-97385
---------------------------------------------------------------------------------------------------------------------
10.6            Subscription Agreement                             Exhibit 10.6 to Company's Current Report on Form
                                                                   8-K filed on January 4, 2005 File No. 333-97385
---------------------------------------------------------------------------------------------------------------------
10.7            Employment Agreement dated March 8, 2005 between   Exhibit 10.1 to Company's Current Report on Form
                InfoSearch Media, Inc. and Frank Knuettel, II      8-K filed on March 14, 2005 File No. 333-97385
---------------------------------------------------------------------------------------------------------------------
10.8            Indemnity Agreement dated March 8, 2005 between    Exhibit 10.8 to Company's Annual Report on Form
                InfoSearch Media, Inc. and Frank Knuettel, II      10-KSB filed on April 12, 2005
---------------------------------------------------------------------------------------------------------------------
10.9            Indemnity Agreement dated December 31, 2004        Exhibit 10.9 to Company's Annual Report on Form
                between InfoSearch Media, Inc. and Louis W. Zehil  10-KSB filed April 12, 2005
---------------------------------------------------------------------------------------------------------------------
10.10           Indemnity Agreement dated April 15, 2005 between
                InfoSearch Media, Inc. and Martial Chaillet*
---------------------------------------------------------------------------------------------------------------------
21              List of Subsidiaries                               Exhibit 21 to Company's Current Report on Form
                                                                   8-K filed on January 4, 2005 File No. 333-97385
---------------------------------------------------------------------------------------------------------------------
23              Consent of Sherb & Co. LLP*
---------------------------------------------------------------------------------------------------------------------

* Filed herewith

Item 28.  Undertakings.

          The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (a) to include any prospectus required by Section 10(a)(3) of the Securities Act;

              (b) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b), if in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

              (c) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in Marina Del Rey, California on April 22, 2005.


Date: April 22, 2005          By: /s/ Steve Lazuka
                                  ------------------------------------
                                   Steve Lazuka

                               Its: Chief Executive Officer
                                    (Principal Executive Officer)

Date: April 22, 2005           By: /s/ Frank Knuettel, II
                                  ------------------------------------
                                   Frank Knuettel, II

                               Its: Chief Financial Officer
                                    (Principal Financial and Accounting Officer)

         In accordance with the requirements of the Securities Act of 1933, this Registration Statement on Form SB-2 has been signed by the following persons in the capacities and on the dates indicated.

Date: April 22, 2005           By: /s/Steve Lazuka
                                  ------------------------------------
                                   Steve Lazuka
                                   Chief Executive Officer and Director
                                   (Principal Executive Officer)

Date: April 22, 2005           By: /s/ Frank Knuettel, II
                                  ------------------------------------
                                   Frank Knuettel, II
                                   Chief Financial Officer
                                   (Principal Financial and Accounting Officer)

Date: April 22, 2005           By: /s/ Martial Chaillet
                                  ------------------------------------
                                   Martial Chaillet
                                   Director

Date: April 22, 2005           By: /s/ Claudio Pinkus
                                  ------------------------------------
                                   Claudio Pinkus
                                   Director